Exhibit 99.2

Consolidated Six-Year Review

(millions of U.S. dollars, except per share amounts,
ratios and miscellaneous data)	2006	2005(1)	2004(1)	2003(1)	2002	2001
Operating Results
Revenue	$6,519	5,616	5,270	3,949	3,091	3,194
Operating income (loss)	$(680)	3	265	(94)	(71)	(195)
Net income (loss)	$(703)	(101)	253	(14)	(112)	(161)
Total assets	$4,155	5,217	5,047	4,413	4,154	4,359

Capitalization
Current bank loans	$1	1	—	—	3	14
Long-term debt(2)	1,877	2,038	1,714	1,682	1,793	2,089
Less: Cash and cash equivalents(3)	(147)	(238)	(317)	(284)	(64)	(92)
Net debt(4)	$1,731	1,801	1,397	1,398	1,732	2,011
Shareholders’ equity	546	1,215	1,484	1,301	980	1,033
Total capitalization net of cash and cash equivalents(4)	$2,277	3,016	2,881	2,699	2,712	3,044

Cash Flow Data
Capital expenditures (net of project advances)	$198	419	227	119	70	168
Cash provided by (used in) operating activities	$324	219	335	(26)	314	239
Net debt additions (repayments)	$(162)	317	15	(157)	(307)	68

Adjusted EBITDA(4)	$604	461	570	219	215	62

Data per Common Share
Net income (loss)
— Basic	$(8.52)	(1.22)	2.92	(0.16)	(1.30)	(1.88)
— Diluted	$(8.52)	(1.22)	2.72	(0.16)	(1.30)	(1.88)
Common shareholders’ equity at year-end(4)(5)	$6.62	14.76	16.00	13.60	12.40	13.05

Ratios
Return (loss) on average common equity(6)	(55.6)%	(7.5)%	19.2%	(0.8)%	(11.1)%	(13.5)%
Net debt to total capitalization(4)	76.0%	59.7%	48.5%	51.8%	63.9%	66.1%
Funds flow coverage of financial charges(4)(7)	2.6	x	2.9	x	4.4	x	1.7	x	1.8	x	1.2	x

Miscellaneous Data
Employees at year-end	3,300	3,600	4,100	4,300	4,300	4,600
Closing share price
— TSX ($Cdn)	$32.50	38.81	56.70	35.04	28.89	30.75
— NYSE ($U.S.)	$27.90	33.40	47.30	26.95	18.30	19.27

Dividends and distributions
Common shares	$29	27	28	25	23	23

(1)	2005, 2004 and 2003 have been retrospectively adjusted due to a change in accounting policy – see Note 2 of the Notes to Consolidated Financial Statements.

(2)	Long-term debt includes current portion of long-term debt.

(3)

Cash and cash equivalents include restricted cash associated with the preferred shares, which is classified in the Consolidated Balance Sheets in Restricted cash and other assets for 2006 and Investments and other assets for prior years.

(4)

In addition to providing measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures. These measures do not have any standardized meaning prescribed by Canadian GAAP, and are, therefore, unlikely to be comparable to measures provided by other companies. Certain of these measures are defined on page 62 of the Management’s Discussion and Analysis.

(5)

Common shareholders’ equity divided by outstanding common shares. Years prior to 2005 assume the retractable preferred shares were exchanged for common shares, to a maximum of 8.5 million. Effective September 2005, the preferred shares are no longer convertible to common shares.

(6)	Net income (loss) divided by average common equity.

(7)	Funds from operations plus interest expense (net) less interest income divided by gross interest expense.

72   Consolidated Six-Year Review

Management’s Report

To the Shareholders of NOVA Chemicals Corporation

The Consolidated Financial Statements and other financial information included in this annual report have been prepared by management. It is management’s responsibility to ensure that sound judgment, appropriate accounting principles and methods and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, the Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The code of ethics can be viewed on NOVA Chemicals’ website (www.novachemicals.com). Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that NOVA Chemicals’ operations are conducted in conformity with the law and with a high standard of business conduct.

During the past year, we have directed efforts to improve and document the design and operating effectiveness of internal control over external financial reporting. The results of this work have been subjected to audit by the shareholders’ auditors. As at year end, we have reported that internal control over financial reporting is effective. In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002, NOVA Chemicals’ Chief Executive Officer and Chief Financial Officer will provide to the Securities and Exchange Commission a certification related to NOVA Chemicals’ annual disclosure document in the U.S. (Form 40-F). The same certification will be provided to the Canadian Securities Administrators.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit, Finance and Risk Committee. The Committee, which consists solely of independent directors, reviews the financial statements and annual report and recommends them to the Board for approval. The Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters, and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit, Finance and Risk Committee. The Committee also recommends a firm of external auditors to be appointed by the shareholders.

Jeffrey M. Lipton	Larry A. MacDonald
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 8, 2007
Calgary, Canada

Consolidated Financial Statements   73

Management’s Annual Report on Internal Control
Over Financial Reporting

The following report is provided by management in respect of NOVA Chemicals’ internal control over financial reporting (as defined in Rules 13a-15f and 15d-15f under the United Sates Securities Exchange Act of 1934):

1.       NOVA Chemicals’ management is responsible for establishing and maintaining adequate internal control over financial reporting for NOVA Chemicals.

2.       Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of NOVA Chemicals’ internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of NOVA Chemicals’ internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of NOVA Chemicals’ internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of NOVA Chemicals’ internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.

3.       NOVA Chemicals’ Consolidated Financial Statements include the accounts of the NOVA Innovene joint venture via proportionate consolidation in accordance with Canadian GAAP. Management has been unable to assess the effectiveness of internal control within the joint venture due to the fact that NOVA Chemicals does not have the ability to dictate or modify the controls of the joint venture and does not have the ability, in practice, to assess those controls. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls of the joint venture. The 2006 Consolidated Financial Statements of NOVA Chemicals included $230 million and $130 million of total and net assets, respectively, related to the NOVA Innovene joint venture, as of December 31, 2006, and $669 million and $32 million of revenues and net loss, respectively, for the year then ended.

4.       Management has assessed the effectiveness of NOVA Chemicals’ internal control over financial reporting, as at December 31, 2006, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in NOVA Chemicals’ internal control over financial reporting that have been identified by management.

5.       Ernst & Young LLP, who has audited the Consolidated Financial Statements of NOVA Chemicals for the year ended December 31, 2006, has also issued a report on internal controls under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). This report is located on page 76 of this Annual Report.

Jeffrey M. Lipton	Larry A. MacDonald
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 8, 2007
Calgary, Canada

74   Consolidated Financial Statements

Independent Auditors’ Report on Financial Statements

Under Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of NOVA Chemicals Corporation

We have audited the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2006, 2005, and 2004 and the Consolidated Statements of Income (Loss) and Reinvested Earnings (Deficit) and Cash Flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2006, 2005, and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian Generally Accepted Accounting Principles.

As discussed in Note 2 to the Consolidated Financial Statements, the Corporation made changes to its method of measuring stock-based compensation. In addition, as described in Note 21, the Corporation has restated its segmented reporting for the years ended December 31, 2005 and 2004.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NOVA Chemicals Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2007, expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants

February 8, 2007
Calgary, Canada

Consolidated Financial Statements   75

Independent Auditor’s Report on Internal Controls

Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of NOVA Chemicals Corporation

We have audited management’s assessment, included on page 74 of this annual report, that NOVA Chemicals Corporation (NOVA Chemicals) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NOVA Chemicals’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the NOVA Innovene joint venture, included in NOVA Chemicals’ 2006 Consolidated Financial Statements and constituting $230 million and $130 million of total and net assets, respectively, as of December 31, 2006, and $669 million and $32 million of revenues and net loss, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at the joint venture because NOVA Chemicals does not have the ability to dictate or modify the controls of the joint venture, nor the ability, in practice, to assess those controls. Our audit of internal control over financial reporting of NOVA Chemicals did not include an evaluation of the internal controls over financial reporting of NOVA Innovene.

In our opinion, management’s assessment that NOVA Chemicals maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, NOVA Chemicals maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2006, 2005 and 2004 and the Consolidated Statements of Income (Loss) and Reinvested Earnings (Deficit) and Cash Flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 8, 2007, expressed an unqualified opinion thereon .

Ernst & Young LLP
Chartered Accountants

February 8, 2007
Calgary, Canada

76   Consolidated Financial Statements

Consolidated Statements of Income (Loss)
And Reinvested Earnings (Deficit)

year ended December 31 (millions of U.S. dollars, except number of shares and per share amounts)	2006	2005(1)	2004(1)
Revenue	$6,519	$5,616	$5,270
Feedstock and operating costs	5,663	4,906	4,378
Depreciation and amortization	299	290	297
Selling, general and administrative	201	199	274
Research and development	51	50	48
Restructuring charges (Note 14)	985	168	8
	7,199	5,613	5,005
Operating income (loss)	(680)	3	265
Interest expense, net (Note 8)	(168)	(113)	(108)
Other gains (Note 15)	1	8	177
	(167)	(105)	69
Income (loss) before income taxes	(847)	(102)	334
Income tax recovery (expense) (Note 16)	144	1	(81)
Net Income (Loss)	$(703)	$(101)	$253
Reinvested earnings, beginning of year	381	621	584
Changes in accounting policies (Note 2)	—	—	(20)
Common share repurchases (Note 10)	—	(107)	(155)
Stock options retired for cash (Note 12)	(3)	(5)	(13)
Common share dividends	(29)	(27)	(28)
Reinvested earnings (deficit), end of year	$(354)	$381	$621
Weighted-average number of common shares outstanding (millions)
— Basic	83	83	87
— Diluted	83	83	95
Net income (loss) per common share (Note 10)
— Basic	$(8.52)	$(1.22)	$2.92
— Diluted	$(8.52)	$(1.22)	$2.72

See accompanying Notes to Consolidated Financial Statements.

(1)  2005 and 2004 have been retrospectively adjusted due to a change in accounting policy – see Note 2.

Consolidated Financial Statements   77

Consolidated Balance Sheets

December 31 (millions of U.S. dollars)	2006	2005(1)	2004(1)

Assets
Current assets
Cash and cash equivalents	$75	$166	$245
Accounts receivable (Note 3)	507	564	567
Inventories (Note 4)	669	680	634
Restricted cash and other assets	72	—	—
	1,323	1,410	1,446
Investments and other assets (Note 5)	113	181	147
Plant, property and equipment, net (Note 6)	2,719	3,626	3,454
	$4,155	$5,217	$5,047
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$1	$1	$—
Accounts payable and accrued liabilities (Note 7)	926	974	790
Long-term debt due within one year (Note 8)	262	301	100
	1,189	1,276	890
Long-term debt (Note 8)	1,615	1,737	1,614
Deferred credits and long-term liabilities (Note 9)	370	346	388
Future income taxes (Note 16)	435	643	671
	3,609	4,002	3,563
Shareholders’ Equity
Common shares (Note 10)	497	494	499
Contributed surplus (Note 11)	25	16	11
Cumulative translation adjustment	378	324	353
Reinvested earnings (deficit)	(354)	381	621
	546	1,215	1,484
	$4,155	$5,217	$5,047
Contingencies and commitments (Notes 8, 20 and 22)

See accompanying Notes to Consolidated Financial Statements.

(1)  2005 and 2004 have been retrospectively adjusted due to a change in accounting policy – see Note 2.

On behalf of the board:

Kerry L. Hawkins	Jeffrey M. Lipton
Director	Director

78   Consolidated Financial Statements

Consolidated Statements of Cash Flows

year ended December 31 (millions of U.S. dollars)	2006	2005(1)	2004(1)

Operating Activities
Net income (loss)	$(703)	$(101)	$253
Depreciation and amortization	299	290	297
Future income tax expense (recovery) (Note 16)	(219)	(69)	36
Other gains and losses (Note 15)	(1)	(8)	(177)
Stock option expense (Note 12)	8	8	2
(Gains) loss on derivatives, net	6	(19)	—
Asset writedowns (Note 14)	907	161	—
Funds from operations	297	262	411
Changes in non-cash working capital (Note 17)	27	(43)	(76)
Cash provided by operating activities	324	219	335

Investing Activities
Proceeds on sales of assets, investments and other capital transactions	3	11	225
Plant, property and equipment additions	(198)	(419)	(242)
Settlement of derivatives	15	7	(6)
Turnaround costs, long-term investments and other assets	(48)	(176)	(4)
Change in non-cash working capital (Note 17)	(2)	110	(110)
Cash used by investing activities	(230)	(467)	(137)

Financing Activities
Increase in current bank loans	—	1	—
Long-term debt additions	38	419	400
Long-term debt repayments	(308)	(103)	(2)
Long-term debt – increase in revolving debt	108	—	—
Affiliate long-term notes	3	—	—
Preferred securities redeemed (Note 8)	—	—	(383)
Common shares issued (Note 10)	3	13	37
Common share repurchases (Note 10)	—	(125)	(188)
Options retired for cash (Note 12)	(2)	(11)	(18)
Common share dividends	(29)	(27)	(28)
Project advances from third parties (Note 17)	—	—	15
Changes in non-cash working capital (Note 17)	2	2	2
Cash (used) provided by financing activities	(185)	169	(165)
Increase (decrease) in cash and cash equivalents	(91)	(79)	33
Cash and cash equivalents, beginning of year	166	245	212
Cash and cash equivalents, end of year	$75	$166	$245
Cash tax payments	$53	$55	$11
Cash interest payments	$168	$131	$107

See accompanying Notes to Consolidated Financial Statements.

(1)  2005 and 2004 have been retrospectively adjusted due to a change in accounting policy – see Note 2.

Consolidated Financial Statements   79

Notes To Consolidated Financial Statements

All amounts in U.S. dollars, unless otherwise noted.

1. Basis of Presentation

NOVA Chemicals is incorporated under the laws of the Canada Business Corporations Act. Where used in these financial statements, “NOVA Chemicals” or “the Corporation” or “the Company” means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used. The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures. Where reference is made to balances due to and from, and transactions with, affiliate, “affiliate” means the NOVA Innovene and other joint ventures. These transactions arise from business conducted between NOVA Chemicals and NOVA Innovene and other joint ventures.

These Consolidated Financial Statements have been prepared by management on the historical cost basis in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 23, “United States Generally Accepted Accounting Principles” (U.S. GAAP).

The Corporation measures and reports its Consolidated Financial Statements in U.S. dollars.

The preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates due to factors such as fluctuations in commodity prices, foreign exchange rates, interest rates, changes in economic conditions and regulatory changes. Examples of significant estimates include: the estimated useful lives of assets; the recoverability of tangible assets; certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets; and estimates of cash flows related to environmental site restoration and clean-up and the resulting asset retirement obligations.

2. Summary of Significant Accounting Policies

Changes in Accounting Policies

Measurement Date. Effective January 1, 2006, NOVA Chemicals changed the measurement date for reporting related to its defined benefit plans from November 30 to December 31. This change in measurement date will be used consistently in future periods and had no significant impact on the 2006 Consolidated Financial Statements.

Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC 162). This standard, issued by the Emerging Issues Committee (EIC), clarifies inconsistencies regarding accounting for stock-based awards granted to employees who are either eligible for retirement at the grant date or will be eligible before the end of the vesting period. Compensation costs for stock-based awards for employees eligible to retire at the grant date must be recognized at the grant date. Compensation costs for stock-based awards for employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date on which the employee becomes eligible to retire. Application of this standard will result in acceleration of the recognition of stock-based compensation expenses. EIC 162 is to be applied retroactively, with restatement of prior periods, and is effective for interim and annual periods ending on or after Dec. 31, 2006. Accordingly, NOVA Chemicals adopted EIC-162 in the fourth quarter of 2006. Prior periods presented have been retrospectively adjusted, thereby reducing net loss in 2005 by $3 million and increasing net income in 2004 by $1 million. Opening reinvested earnings at January 1, 2004 has been reduced by $13 million for the effects on net income (loss) of years prior to 2004. The impact on NOVA Chemicals’ 2006 Consolidated Financial Statements is a $1 million reduction in net loss.

Accounting for Financial Instruments with Characteristics of Both Debt and Equity. On January 1, 2005, the Corporation adopted new accounting standards as prescribed by the Canadian Institute of Chartered Accountants (CICA), which harmonize accounting standards with U.S. GAAP for certain types of mandatorily redeemable shares and other financial instruments. Beginning on January 1, 2005, these instruments were required to be reclassified, on a retroactive basis, as liabilities rather than equity. As a result, the preferred shares of NOVA Chemicals’ subsidiary, NOVA Chemicals Inc., and the Corporation’s preferred securities have been reclassified as debt. In addition, dividends and distributions associated with these preferred shares and securities have been reclassified to interest expense, reducing net income by $10 million in 2004 as the presentation for all prior periods was restated.

80   Notes to Consolidated Financial Statements

Stock-Based Incentive Plans. On January 1, 2004, NOVA Chemicals adopted a new accounting standard related to stock-based compensation as prescribed by the CICA. The recommendations require that the fair value of stock options be expensed over their vesting period. Previously, NOVA Chemicals followed the intrinsic-value approach, where the granting and exercising of stock options were accounted for as equity transactions and no amounts were expensed. The Corporation adopted the accounting policy on a retroactive basis with no restatement of prior periods. Accordingly, on January 1, 2004, reinvested earnings was reduced and contributed surplus was increased by $7 million to account for the stock option expense that would have been charged to income (loss) in 2002 and 2003 with respect to all options granted since January 1, 2002. NOVA Chemicals uses the Black-Scholes option valuation model to calculate the fair value of options at the date of grant.

Derivative Financial Instruments. Effective January 1, 2004, NOVA Chemicals adopted the CICA accounting standard that requires all derivative positions, except those that qualify for hedge accounting treatment, to be marked-to-market at each period end with any resulting gains or losses recorded in income (loss). NOVA Chemicals adopted the new accounting standard on a prospective basis. In accordance with the transitional provisions of the accounting standard, $10 million of unrealized gains and $18 million of crystallized losses that existed on January 1, 2004 were deferred on the Consolidated Balance Sheets. These amounts were recognized in income (loss) over the remaining term to maturity of the previously hedged transaction.

Cost of Service

Under the terms of certain sales agreements, the Corporation sold ethylene on a take-or-pay basis, for a price determined by a cost-of-service formula that included the cost of fuel and feedstock, operating expenses, depreciation, income taxes, return on capital and realized foreign exchange gains or losses in respect of debt service. The return on capital included a 20% after-tax return on equity based on a deemed debt-to-equity ratio. NOVA Chemicals’ cost-of-service agreements expired on June 30, 2004.

Cash and Cash Equivalents

Short-term investments with initial maturities not greater than 90 days are considered to be cash equivalents, and are recorded at cost, which approximates current market value.

Foreign Currency Translation

The Corporation’s foreign operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Resulting translation gains or losses are deferred in the cumulative translation adjustment account (CTA) until there is a realized reduction of the investment in the foreign operations.

Derivative Instruments

The Corporation sells petrochemical products at prices denominated in various currencies; purchases energy commodities; invests in foreign operations; issues short- and long-term debt, including amounts in foreign currencies; and utilizes a number of stock-based compensation plans. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices, interest rates, and common stock prices. NOVA Chemicals may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of foreign exchange rate, commodity price, interest rate, and stock price volatility risks. These derivative instruments are not utilized for trading or speculative purposes.

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. The Corporation periodically manages its exposure to fluctuations in Canadian and Euro dollar exchange rates by using forward exchange contracts.

NOVA Chemicals may choose to use commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

When considered appropriate, NOVA Chemicals enters into interest rate swaps in order to manage the fixed and floating interest rate mix on its long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based.

Notes to Consolidated Financial Statements   81

Equity forward contracts are used to manage exposures to fluctuations in the Corporation’s stock-based compensation costs, as the costs of the plans vary with changes in the market price of the underlying common shares.

Unrealized gains or losses on derivative instruments that do not qualify for hedge accounting are reflected in income (loss) each period as a result of the derivatives being marked-to-market. Gains or losses realized on settlement of derivative instruments qualifying for hedge accounting are recognized in income (loss) in the same period and the same Statement of Income (Loss) category as the revenues or expenditures arising from the hedged transaction.

Gains or losses on termination or liquidation of derivative instruments qualifying for hedge accounting are deferred as current or non-current assets or liabilities on the balance sheet, as appropriate, and are recognized in income (loss) in the period in which the underlying hedged transaction is recognized. Gains or losses on early termination or liquidation of derivative instruments that do not qualify for hedge accounting are recognized in income (loss) on termination or liquidation.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis with no allocation of fixed production overhead.

Investments

Investments, except investments in joint ventures, are carried at cost. Investments are assessed annually for potential impairment.

Joint Ventures

NOVA Chemicals applies the proportionate consolidation method of accounting for its investments in joint venture operations. Under this method, NOVA Chemicals records, on a line-by-line basis within its financial statements and notes, its pro rata share of the joint venture’s assets, liabilities, revenues, expenses and cash flows.

Plant, Property And Equipment (PP&E)

NOVA Chemicals’ PP&E consists primarily of manufacturing equipment, land and buildings for producing petrochemicals. PP&E are valued at historical cost. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining to the next turnaround activity, while maintenance and repair costs are expensed as incurred.

The Corporation periodically reviews the carrying value of PP&E for impairment when circumstances indicate an asset’s value may not be recoverable. If it is determined that an asset’s undiscounted cash flows are less than its carrying value, the asset is written down to its fair value.

Depreciation

Plant and equipment are depreciated on a straight-line basis at annual rates ranging from 3% to 40%. These rates are designed to write-off assets to their salvage values over their estimated useful lives. The Alberta cost-of-service ethylene plants and the hydrogen plant were depreciated over the lives of the related sales agreements.

Deferred Start-Up Costs

Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Corporation is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred start-up costs. These costs are amortized on a straight-line basis over a five-year period, commencing on the date of commercial service.

Leases

Leases are classified as operating or capital depending upon the terms and conditions of the contracts. Leases that transfer substantially all the benefits and risks of ownership to the Corporation are accounted for as capital leases. Assets under capital leases are amortized on a straight-line basis over the period of expected use and are classified with PP&E. Obligations recorded under capital leases are reduced by lease payments net of imputed interest and are classified with long-term debt.

82   Notes to Consolidated Financial Statements

Income Taxes

Cost-of-service activities operated under billing structures that allowed NOVA Chemicals to recover related income tax costs from customers were based on the taxes-payable method. NOVA Chemicals recorded income tax expense on these operations equal to recoverable amounts. All cost-of-service agreements expired on June 30, 2004.

For non-cost-of-service operations, the liability method of tax allocation accounting is used. Under the liability method, future tax assets and liabilities are determined based on differences between the accounting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Periodically, future tax assets are evaluated as to the likelihood of their realization. In instances where it is more likely than not that the future tax asset will not be realized, a valuation allowance is recorded to reduce all or a portion of the future tax asset to its realizable amount. Changes in the valuation allowance are recorded as a component of income tax expense or recovery.

Employee Future Benefits

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees.

The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as employees provide services. Adjustments arising from plan amendments are amortized on a straight-line basis over the estimated average remaining service lifetime (EARSL). Adjustments arising from changes in assumptions and experience gains and losses are amortized over EARSL when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations or plan assets. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur. For purposes of calculating the expected return on plan assets, pension assets are revalued at fair value. Liabilities are measured at market discount rates that reflect the yield at the latest valuation date on a portfolio of corporate bonds of similar duration as the Corporation’s pension liabilities.

The cost of defined contribution benefits is expensed as earned by employees. NOVA Chemicals makes contributions in accordance with all plan agreements.

Post-Retirement Benefits Other Than Pensions. In North America, NOVA Chemicals provides medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide service.

Stock-Based Compensation

The Corporation uses the fair-value method of accounting for equity-settled, stock-based compensation awards granted to employees, such as options, where compensation expense is measured and recognized based on the fair value of the stock-based award. Amounts related to compensation costs are initially credited to contributed surplus and then transferred to common shares upon exercise of options, or reinvested earnings (deficit) upon cancellation or retirement of options.

The Corporation uses the liability method of accounting for cash-settled, stock-based compensation awards granted to employees, such as equity appreciation and restricted stock units. Units granted are marked-to-market each period based on the value of NOVA Chemicals’ common stock as reported on the Toronto or New York Stock Exchanges, as applicable. Changes in value are recorded in income (loss) over the service period, or for vested units as such changes arise.

Deferred Share Unit Plans

Units issued under these plans are calculated based on annual management incentive awards or director fees. The cost of the units earned is expensed as employees and directors provide services. Any adjustments to the value of the units as a result of expected changes in NOVA Chemicals’ common stock value are amortized on a straight-line basis over the estimated average remaining service lifetime of individuals participating in the plans.

Earnings Per Share

The treasury stock method is used to calculate diluted earnings per share. Under this method, the incremental number of common shares outstanding for the diluted earnings per share calculation is determined assuming that the proceeds from exercise of dilutive options are used to repurchase common shares at the average market price during the period.

Notes to Consolidated Financial Statements   83

Securitizations

Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser. Transactions recorded in this manner result in the removal of the sold assets from the Corporation’s balance sheet. Interest paid, net of servicing fees, on the portfolio of sold receivables is recorded as interest expense. Transactions in which there is no transfer of control to the purchaser are recorded as secured financings.

Revenue Recognition

The Corporation recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the sales agreement; title or risk of loss has been transferred; and pricing is fixed or determinable. The Corporation accounts for sales incentives as a reduction in revenue at the time revenue is recorded.

Research and Development

Expenditures associated with research and development activities are expensed as incurred.

Investment Tax Credits

The Corporation accounts for investment tax credits using the cost-reduction approach. Investment tax credits related to the acquisition of assets are deducted from the related assets with depreciation calculated on the net amount. Investment tax credits related to current expenses are included in the determination of income (loss) for the period.

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3. Accounts Receivable

December 31 (millions of dollars)	2006	2005	2004
Trade(1)	$315	$350	$382
Affiliate trade	4	27	—
	319	377	382
Allowance for doubtful accounts	(5)	(6)	(10)
	314	371	372
Proceeds receivable(2)	—	—	110
Trade accruals	63	65	40
Recoverable taxes	15	22	7
Other	46	50	32
Due from affiliate(3)	51	52	—
	489	560	561
Income taxes receivable	18	4	6
	$507	$564	$567

(1)

Trade accounts receivable of the NOVA Innovene joint venture have been provided as security under an accounts receivable securitization financing program. At December 31, 2006, $33 million is outstanding under the financing program (2005 and 2004 - $nil) (See Note 8).

(2)

In 2004, the Corporation recorded final resolution of a tax dispute related to the deductibility of foreign taxes in certain returns filed with the U. S. Internal Revenue Service prior to 1982. In this regard, $110 million was received in 2005 from a former affiliate of a company in which the Corporation previously had an interest.

(3)	Includes advances and notes receivable from affiliate. $46 million (2005 – $43 million) in unsecured notes receivable bear interest at 4.5% per annum.

84   Notes to Consolidated Financial Statements

Accounts Receivable Securitizations

The Corporation sells undivided interests in certain trade accounts receivable pursuant to revolving securitization transactions in which the Corporation retains servicing responsibilities. The receivables are sold at a discount approximating the purchaser’s financing cost of issuing commercial paper backed by the accounts receivable. The Corporation pays a fee on this same basis, plus a margin that varies with the Corporation’s interest coverage ratio. The sale of receivables is reflected as a reduction of accounts receivable and in operating cash flows. As collections reduce previously sold interests, new accounts receivable are sold, to a maximum amount equal to the lesser of eligible receivables or $350 million (2005 – $300 million and 2004 – $250 million). Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates, and other non-cash reductions). During 2006, the Corporation amended its securitization programs to increase the size of the facilities from $300 million to $350 million. During 2005, the Corporation amended its securitization programs to extend the maturity to June 2010 and to increase the size of the facilities from $250 million to $300 million.

Information regarding the Corporation’s securitization programs is as follows:

December 31 (millions of dollars, unless otherwise noted)	2006	2005	2004
Amount sold at end of year	$247	$153	$250
Loss, dilution and other reserves (as a % of eligible accounts receivable)	22%	16%	16%
Interest expense, net of servicing fees	$14	$8	$4

One of the Corporation’s securitization agreements involves the use of a special purpose entity (SPE). Information regarding the cash flows between the Corporation and the SPE are as follows:

December 31 (millions of dollars)	2006	2005	2004
Proceeds from (repayment of) new securitizations	$(2)	$3	$33
Proceeds from collections reinvested in revolving period securitizations(1)	$1,993	$1,933	$1,646
Servicing fees received	$2	$2	$2
Other cash flows received	$499	$547	$452

(1)  Collections received by the SPE on accounts receivable previously sold are used to purchase interests in new accounts receivable.

In 2006, the NOVA Innovene joint venture entered into an accounts receivable securitization program for the financing of its trade receivables, to a maximum of 120 million euros. The program expires in November 2011.

4. Inventories

December 31 (millions of dollars)	2006	2005	2004
Materials and supplies	$48	$48	$47
Raw materials	325	340	255
Finished goods	296	292	332
	$669	$680	$634

5. Investments and Other Assets

December 31 (millions of dollars)	2006	2005	2004
Investments(1)	$33	$28	$28
Advances receivable from affiliate(2)	13	10	—
Other assets(3)	67	143	119
	$113	$181	$147

(1)

Includes an investment of $15 million (2005 and 2004 – $15 million) in a special purpose entity with respect to the accounts receivable securitization program described in Note 3, an $11 million (2005 and 2004 – $11 million) investment in sEnergy, a $5 million investment in common shares of Envirokare Tech Inc. (2005 and 2004 – $1 million) and other miscellaneous investments at cost.

(2)

$5 million (2005 – $8 million) of the advances receivable is not scheduled for repayment until 18 months (March 31, 2007) from the date of commencement of the NOVA Innovene joint venture, and is subordinated to certain notes receivable. The advance is repayable upon the achievement of certain accounts receivable performance targets in respect of NOVA Chemicals’ trade accounts receivable contributed to the joint venture.

(3)	See schedule of Other Assets on page 86.

Notes to Consolidated Financial Statements   85

Other Assets

Other assets are comprised of the following:

December 31 (millions of dollars)	2006	2005	2004
Restricted cash on Series A preferred shares (Note 8)(1)	$—	$65	$65
Deferred debt issue costs(2)	14	23	20
Deferred start-up costs(3)	30	27	5
Prepaid pension	—	2	5
Other assets and deferred costs	23	26	24
	$67	$143	$119

(1)	In 2006, restricted cash has been reclassified to Restricted Cash and other assets.

(2)	Debt issue costs are amortized on a straight-line basis over the terms of the related debt instruments.

(2)

Start-up costs consist of the unamortized portion of costs incurred in 2005 and 2006 associated with the start-up of the Corunna facility after the maintenance turnaround and expansion and modernization project. Prior periods also include the unamortized portion of operating costs, net of incidental revenues, incurred during the pre-operating period on constructed assets at Joffre, Alberta.

Joint Ventures

In 2006, the Corporation formed a 50:50 joint venture with Dietrich Metal Framing (a Worthington Industries company) called Accelerated Building Technologies, LLC. This joint venture develops and manufactures durable, energy-saving composite construction products and systems using NOVA Chemicals’ expandable polystyrene (EPS) technology and steel. Each party contributed cash and/or equipment of $1 million to form the joint venture.

On October 1, 2005, the Corporation contributed its European styrenic polymer assets, comprised of manufacturing facilities, accounts receivable and inventory, to the NOVA Innovene joint venture with Innovene (now with INEOS) in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from NOVA Chemicals’ contributed plants and INEOS’ contributed plants. NOVA Chemicals accounted for its contribution to the joint venture as an exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar productive assets of INEOS. Consequently, the exchange was recorded at the carrying value of the assets given up, with no gain or loss recognized.

NOVA Chemicals sells the joint venture 50% of its styrene monomer requirements and certain styrenic polymer products for distribution in Europe. During 2006 and 2005, NOVA Chemicals recognized revenues of $254 million and $60 million, respectively, from the sale of these products to the joint venture.

NOVA Chemicals has provided a guarantee of $25 million to a financial institution to secure various obligations of the NOVA Innovene joint venture.

On October 1, 2005, the Corporation and Grupo IDESA formed a 50:50 joint venture in Mexico, called NOVIDESA, S.A. de C.V. The joint venture produces EPS from an existing Grupo IDESA facility for construction and packaging applications in the growing Mexican market. It also produces applications such as insulating concrete forms (ICFs) and distributes NOVA Chemicals’ solid polystyrene in Mexico.

In addition to its interests in recently formed joint ventures, NOVA Chemicals owns a 50% interest in an ethylene plant, a 50% interest in LRM Industries, LLC (a 50:50 joint venture with Envirokare Composite Corporation (a unit of Envirokare Tech Inc.) and a 20% interest in a cogeneration facility located at Joffre, Alberta.

86   Notes to Consolidated Financial Statements

The following is summarized financial information for NOVA Chemicals’ interests in its joint ventures:

year ended December 31 (millions of dollars)	2006	2005	2004
Revenue	$1,099	$518	$260
Operating expenses, depreciation and income taxes	(1,043)	(499)	(236)
Net income	$56	$19	$24

December 31 (millions of dollars)	2006	2005	2004
Current assets	$234	$248	$37
Plant, property and equipment and other assets	547	909	522
Current liabilities	(181)	(161)	(26)
Long-term liabilities	(68)	(130)	(33)
Venturers’ equity	$532	$866	$500

year ended December 31 (millions of dollars)	2006	2005	2004
Cash inflows (outflows) from:
Operating activities	$49	$127	$43
Financing activities	$(10)	$(32)	$(2)
Investing activities	$32	$(3)	$36

In December 2004, the Corporation sold its 33.3% interest in an ethane gathering system in Alberta for cash proceeds of $78 million, resulting in a before-tax gain of $53 million ($40 million after-tax).

6. Plant, Property and Equipment

December 31 (millions of dollars)	2006(1)	2005(1)	2004(1)
Plant and equipment	$6,266	$5,787	$5,962
Assets under capital lease	20	19	—
Land	29	29	35
Under construction(2)	356	643	351
	6,671	6,478	6,348
Accumulated depreciation(3)(4)	(3,952)	(2,852)	(2,894)
Net book value	$2,719	$3,626	$3,454

(1)	See Note 8 for discussion of security provided on the committed credit facility.

(2)	Assets under construction are not depreciated until such time at which commercial production is achieved.

(3)	Accumulated depreciation for assets under capital lease was $4 million at December 31, 2006, ($nil million - December 31, 2005)

(4)	See Note 14 for discussion of impairment charge related to plant and equipment, which has been recorded as an increase in accumulated depreciation in 2006.

During 2004, the Corporation sold its 100% interest in an ethylene delivery system in Alberta and entered into a pipeline transportation agreement to lease back the pipeline. Net cash proceeds of $19 million were received from the sale, resulting in a gain of $19 million. The gain realized on the sale has been deferred (see Note 9) and is being amortized to income on a straight-line basis over the term of the pipeline transportation agreement, which expires in 2016.

Notes to Consolidated Financial Statements   87

7. Accounts Payable and Accrued Liabilities

December 31 (millions of dollars)	2006	2005	2004
Accounts payable
Trade	$596	$617	$581
Other	27	22	38
	623	639	619
Accrued liabilities
Pension and post-retirement benefit obligations	4	30	22
Interest	31	33	30
Dividends	7	7	7
Deferred gains on interest rate swaps(1)	2	4	7
Site clean-up and restoration	3	5	4
Deferred commodity hedging gains(2)	—	—	2
Advances and notes due to affiliate	9	5	—
Notes payable(3)	39	47	—
Trade accruals and other accrued liabilities	208	204	99
	303	335	171
	$926	$974	$790

(1)	Represents the portion of deferred gains realized on liquidation of floating-for-fixed interest rate swaps to be recognized within one year (see Note 22).

(2)	Represents the portion of deferred gains realized on liquidation of natural gas option positions to be recognized within one year (see Note 22).

(3)	Includes $39 million (2005 - $41 million) of unsecured notes payable, bearing interest at 4.5% per annum.

8. Long-Term Debt

December 31 (millions of dollars,
unless otherwise noted)		2006		2005		2004
			Weighted- Average Year-End Interest		Weighted- Average Year-End Interest		Weighted- Average Year-End Interest
	Maturity	Debt	Rate	Debt	Rate	Debt	Rate
Revolving credit facilities	2007 – 2011	$110	7.7%	—	—	—	—
Unsecured debentures and notes	2010 – 2028	1,240	7.6%	$1,239	7.3%	$933	7.1%
Medium-term notes	2009	250	7.4%	550	8.0%	550	7.0%
Preferred shares and securities	2007	198	8.1%	198	7.6%	198	8.1%
Other unsecured debt(1)	2007 – 2020	46	7.6%	51	6.9%	33	6.2%
Other secured debt(2)	2011	33	4.3%	—	—	—	—
		1,877		2,038		1,714
Less installments due within one year		(262)		(301)		(100)
		$1,615		$1,737		$1,614

(1)

Composed primarily of non-recourse joint venture secured debt (2006 – $24 million, 2005 – $32 million and 2004 – $33 million), whereby security is limited to NOVA Chemicals’ net investment in the Joffre co-generation joint venture, and obligations under capital leases (2006 – $22 million, 2005 – $19 million and 2004 – $nil million).

(2)	Revolving financing arrangement collateralized by the NOVA Innovene joint venture’s trade accounts receivable.

Unsecured Debentures And Notes

On October 31, 2005, the Corporation issued $400 million Senior Floating Rate Notes due 2013.

On January 13, 2004, the Corporation issued $400 million 6.50% Senior Notes due 2012. The net proceeds were used to redeem the Corporation’s preferred securities.

88   Notes to Consolidated Financial Statements

The remaining debentures and notes are unsecured borrowings, which rank pari passu in all respects with other unsecured and unsubordinated debt of the Corporation. Terms of the outstanding unsecured debentures and notes are as follows:

December 31 (millions of dollars, unless otherwise noted)		2006	2005	2004
Maturity	Stated Interest Rate (%)
2005(1)	7.0	$—	$—	$100
2010(2)	7.85	215	214	208
2012(3)	6.5	400	400	400
2013(3)	Floating(4)	400	400	—
2025(5)	7.875	100	100	100
2028(6)	7.25	125	125	125
		$1,240	$1,239	$933

(1)	Matured and retired for cash in September 2005.

(2)	$250 million Canadian; callable at the option of the Corporation at any time.

(3)	Callable at the option of the Corporation at any time.

(4)	LIBOR + 3.125%; 8.502% at December 31, 2006 (7.561% at December 31, 2005).

(5)	Callable at the option of the Corporation on or after September 15, 2005.

(6)	Redeemable at the option of the holders on August 15, 2008.

Revolving Credit Facilities

The Corporation has $575 million of revolving credit facilities, which expire on the following dates: $100 million on December 31, 2007; $375 million on June 30, 2010 and $100 million on March 20, 2011. As of December 31, 2006, NOVA Chemicals had utilized $154 million of the facilities, of which $44 million was in the form of letters of credit. The $100 million facility expiring on December 31, 2007 and the $375 million facility are governed by the same financial covenants. The remaining $100 million facility has no financial covenants associated with it.

On December 31, 2006, NOVA Chemicals negotiated an amendment to its financial covenants governing these two credit facilities. The amendment allows for an exemption, in determining Shareholders’ Equity, of any write-down of the STYRENIX assets up to $950 million; and for the Debt-to-Capitalization Ratio financial covenant to be raised from 55% to 60%. Both amendments will be in effect for the period December 31, 2006 to June 29, 2007. The Company is currently in discussions with its banks and expects to restructure covenants to be consistent with the existing maturity dates of the credit facilities prior to the expiry of the amendment.

At Dec. 31, 2006 NOVA Chemicals was in compliance with all required financial covenants under the credit facilities.

The $375 million facility is secured by $1.2 billion (2005 and 2004 – $1.2 billion) in net book value of assets in Canada, including real estate. The remaining credit facilities are unsecured.

As a result of the STYRENIX asset write-down, the amount of secured debt permitted under the terms of NOVA Chemicals’ public indentures will be reduced. Accordingly, the $375 million secured revolving credit facility was reduced to $325 million, effective February 5, 2007. The remaining two unsecured revolving credit facilities are not affected.

Medium-Term Notes

The notes are unsecured borrowings ranking pari passu with all other unsecured and unsubordinated debt of the Corporation. The $300 million 7% notes were due and repaid in May 2006. The $250 million 7.4% notes are due in April 2009 and are redeemable by the Corporation at any time.

Preferred Securities

On March 1, 2004, the Corporation redeemed its $172.5 million 9.04% and $210 million 9.50% preferred securities, which were due March 31, 2048 and December 31, 2047, respectively. Net proceeds from the 2004 issuance of $400 million 6.5% Senior Notes were used to redeem the securities.

Notes to Consolidated Financial Statements   89

Series A Preferred Shares

In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, a subsidiary of the Corporation issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares originally had the right, on or after April 1, 2001, to exchange the shares (a retraction) for NOVA Chemicals’ common shares (plus preferred shares if the market value of such common shares was less than $198 million). In September 2005, the terms of the retractable preferred shares were amended to eliminate this right. In connection with this amendment, the retractable preferred shares were redesignated as Series A preferred shares. Additionally, in December 2005, the dividend rate was reduced from 2% to 0.5%.

NOVA Chemicals has the right to repurchase the Series A preferred shares at any time; however, any such repurchase may obligate NOVA Chemicals to pay an early termination fee under the terms of the total return swap discussed below.

NOVA Chemicals also entered into a total return swap with respect to the Series A preferred shares, which was scheduled to terminate on March 15, 2007. In February 2007, the maturity date of the total return swap was extended from March 15, 2007 to October 31, 2007. Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the preferred shares (periodic dividends plus positive changes in the equity value of Series A preferred shares) upon termination of the swap; and (ii) NOVA Chemicals pays the counterparty a spread to LIBOR, as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap.

If the equity value of the Series A preferred shares decreases by approximately 24% or more at any time, NOVA Chemicals is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the equity value of the Series A preferred shares increases by 5% or more, any excess margin may be returned to NOVA Chemicals. Changes in the equity value of the Series A preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 6.5% Senior Notes due 2012, issued by NOVA Chemicals.

If NOVA Chemicals defaults on other debt with an aggregate principal amount of $25 million or more, or the closing price of the Corporation’s common shares is $12.00 U.S. or less, and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and $126 million ($191 million fair value less $65 million restricted cash). Subsequent to the termination of the swap, NOVA Chemicals may, at its option, repurchase the preferred share s for $198 million plus accrued and unpaid dividends.

Repayment Requirements

Repayment requirements in respect of long-term debt are as follows:

(millions of dollars)
2007	$262
2008	4
2009	254
2010	219
2011	87
Thereafter	1,051
$1,877

Interest Expense

year ended December 31 (millions of dollars)	2006	2005	2004
Interest on long-term debt	$146	$117	$109
Interest on bank loans, securitizations and other	30	14	8
Gross interest expense	176	131	117
Interest capitalized during plant construction	(3)	(14)	(3)
Interest income	(5)	(4)	(6)
Interest expense (net)	$168	$113	$108

90   Notes to Consolidated Financial Statements

9. Deferred Credits and Long-Term Liabilities

December 31 (millions of dollars)	2006	2005	2004
Deferred Credits
Deferred income	$29	$29	$31
Deferred gain on sale of investments(1)	35	37	38
Deferred gain on sale of asset(2)	14	15	20
Deferred gains on interest rate swaps(3)	2	5	9
Deferred gain on sale of railcars	7	8	9
Deferred commodity hedging gains(4)	—	—	2
Other deferred credits	7	4	7
	94	98	116
Long-Term Liabilities
Pension and post-retirement benefit obligations (Note 18)	99	92	106
Equity appreciation plan obligations (Note 12)	24	44	98
Accrued mark-to-market liability on equity derivative (Note 22)	35	15	—
Asset retirement obligations (Note 19)	23	21	23
Deferred share unit plan obligations (Note 13)	25	24	23
Restricted stock unit plan obligations (Note 12)	14	11	7
Other long-term liabilities	56	41	15
	276	248	272
	$370	$346	$388

(1)

Represents the long-term portion of deferred gains realized on the 2003 sale of a 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership. The deferred gain is being recognized in income (loss) on a straight-line basis over the 20-year storage contract entered into immediately following the sale.

(2)	Represents the long-term portion of a deferred gain realized on the sale of an ethylene pipeline system (see Note 6).

(3)	Represents the long-term portion of deferred gains realized on liquidation of floating-for-fixed interest rate swaps (see Note 22).

(4)	Represents the long-term portion of deferred gains realized on the liquidation of natural gas option positions (see Note 22).

10. Common Shares

Authorized

Unlimited number of voting common shares without par value, non-voting first preferred shares, and non-voting second preferred shares. Currently only common shares are issued and outstanding.

Issued And Outstanding

year ended December 31
(millions of dollars, except number of shares)	2006		2005		2004
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Beginning of year	82,364,899	$494	84,268,293	$499	87,099,781	$493
Issued for cash on exercise of stock options	129,007	3	570,547	13	1,917,735	37
Issued on exercise of stock options as share appreciation rights(1)	67,366	—	124,610	—	185,377	—
Compensation cost of stock options exercised(2)	—	—	—	—	—	2
Repurchased(3)	—	—	(2,598,551)	(18)	(4,934,600)	(33)
End of year(4)	82,561,272	$497	82,364,899	$494	84,268,293	$499

(1)	See Note 12.

(2)	Under the fair value method of accounting for stock-based compensation, the compensation cost associated with options exercised is transferred from contributed surplus to common stock.

(3)

The Corporation repurchased nil million (2005 – 2,598,551 and 2004 – 4,934,600) of its common shares with a carrying value of $nil million (2005 – $18 million and 2004 – $33 million) on the Toronto Stock Exchange for cash of $nil million (2005 – $125 million and 2004 – $188 million). The difference between the cash paid and the carrying value of the shares is charged to reinvested earnings.

(4)	Stated common share capital for legal purposes at December 31, 2006 is $1,632 million.

Notes to Consolidated Financial Statements   91

Shares Reserved For Future Issue

December 31 (number of shares)	2006	2005	2004
Under the employee incentive stock option plan(1),(2)	7,678,352	7,874,725	8,569,882
Under the director compensation plan	47,800	47,800	47,800
Under the terms of the retractable preferred share agreement(3)	—	—	8,500,000
	7,726,152	7,922,525	17,117,682

(1)

Under the employee incentive stock option plan, options are outstanding to officers and employees to purchase 4,286,234 shares at prices ranging from $21.225 to $58.240 (Canadian$ TSX pricing) and 1,192,463 shares at prices ranging from $33.95 to $47.00 (US$ NYSE pricing) per share, with expiration dates between February 19, 2007, and July 12, 2016. A total of 2,199,655 common shares are reserved but unallocated. See Note 12 for further details regarding the plan.

(2)	A total of 13 million common shares was initially approved by shareholders for issuance under the employee incentive stock option plan.

(3)	See Note 8 for discussion of retractable, now Series A, preferred shares.

Net Income (Loss) Per Share

The following table outlines the calculation of basic and diluted net income (loss), or earnings, per common share (EPS):

year ended December 31	2006	2006	2005	2005	2004	2004
(millions of dollars, except per share amounts)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss)	$(703)	$(703)	$(101)	$(101)	$253	$253
Interest on Series A preferred shares	—	—	—	—	—	6
Net income (loss) for EPS calculation	$(703)	$(703)	$(101)	$(101)	$253	$259
Weighted-average common shares outstanding	82.5	82.5	82.6	82.6	86.7	86.7
Add effect of dilutive items:(1)
Stock options	—	—	—	—	—	2.6
Retractable preferred shares	—	—	—	—	—	6.1
Weighted average common shares for EPS calculation	82.5	82.5	82.6	82.6	86.7	95.4
Net income (loss) per common share	$(8.52)	$(8.52)	$(1.22)	$(1.22)	$2.92	$2.72

(1)

A total of 3.5 million stock options have been excluded from the computation of diluted earnings per share for the year ended December 31, 2006 (2005 – 4.8 million and 2004 – nil) as their impact would not be dilutive. As of September 30, 2005, the Series A preferred shares are no longer convertible to NOVA Chemicals’ common shares and therefore are no longer a dilutive factor in the earnings per share calculation. No restatements were made to prior years.

Shareholder Rights Plan

In May 1999, NOVA Chemicals’ shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remain attached to the shares and are not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals’ common shares or until a person acquires 20% or more of NOVA Chemicals’ common shares. The plan expires in May 2009.

11. Contributed Surplus

On January 1, 2004, the Corporation adopted accounting recommendations related to stock options (see Notes 2 and 12). The recommendations require that the fair value of stock options be expensed over their vesting period, with a corresponding amount recorded to contributed surplus. On exercise of options for common shares, amounts previously recorded to contributed surplus for compensation costs are transferred to the common share account. On retirement or cancellation of options, amounts previously recorded to contributed surplus for compensation costs are transferred to reinvested earnings (deficit). As a result of the 2006 adoption of the standard associated with stock-based compensation for employees eligible to retire before the vesting date (see Note 2), the 2004 contributed surplus associated with accounting policy changes has been increased by $5 million.

year ended December 31 (millions of dollars)	2006	2005	2004
Balance at beginning of year	$16	$11	$—
Accounting policy changes (see Note 2)	—	—	12
Stock option compensation cost	9	8	2
Transfers on exercise, retirement or cancellation of options	—	(3)	(3)
Balance at end of year	$25	$16	$11

92   Notes to Consolidated Financial Statements

12. Stock-Based Compensation

In 2006, the Corporation adopted accounting recommendations related to stock-based awards granted to employees who are eligible for retirement at the grant date or will be eligible before the end of the vesting period. Application of this recommendation will result in acceleration of the recognition of stock-based compensation expenses (see note 2).

Employee Incentive Stock Option Plan

The Corporation may grant options to its employees for up to 13 million common shares. During 2005, the Corporation amended its Employee Incentive Stock Option Plan such that options may be granted which are exercisable based on the Corporation’s New York Stock Exchange (NYSE) common share price. Accordingly, the exercise price of an option may equal the closing market price, on the Toronto Stock Exchange (TSX) or the NYSE, of the Corporation’s common stock on the date of grant. Options may be exercised over a 10-year period and generally 25% of the options vest at the grant date with further vesting of 25% in each of the next three years.

On January 1, 2004, the Corporation adopted accounting recommendations related to stock options (see Note 2). The Corporation adopted the accounting policy on a retroactive basis with no restatement of prior periods. Accordingly, all options granted since January 1, 2002 are accounted for using the fair-value method. The recommendations require that the fair value of stock options be expensed over their vesting period and reflected in earnings as the related services are provided. The Corporation uses the Black-Scholes option-pricing model to calculate the fair value of options at the date of grant.

Generally, options are settled by issuance of common shares. Occasionally, options may be retired, whereby the option premium (the differential between the market price and the exercise price) is paid in cash. Amounts paid are recorded as a charge to reinvested earnings (deficit), net of related tax benefits. Options may also be settled periodically as share appreciation rights (SARs), whereby the option premium is settled by issuance of common shares. Options settled by issuance of shares are cancelled whereas options settled by other means are returned to the unallocated pool of options available for issue.

A summary of the status of the Corporation’s employee incentive stock option plan, for options based on TSX pricing, as of December 31, 2006, 2005, and 2004, and changes during the years then ended is presented below:

year ended December 31	2006		2005		2004
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Options	(Canadian $)	Options	(Canadian $)	Options	(Canadian $)
Outstanding at beginning of year	4,667,898	$28.685	5,849,131	$27.952	8,822,440	$26.791
Granted	232,059	$38.109	91,450	$58.135	271,300	$36.526
Exercised – settled in shares	(129,007)	$23.698	(570,060)	$26.928	(1,917,735)	$22.938
Exercised – retired for cash	(259,003)	$27.842	(469,091)	$29.214	(860,750)	$26.161
Exercised – settled as SARs(1)	(179,785)	$23.928	(218,219)	$24.799	(426,246)	$25.682
Cancelled	(45,928)	$39.475	(15,313)	$29.151	(39,878)	$30.284
Outstanding at end of year	4,286,234	$29.480	4,667,898	$28.685	5,849,131	$27.952
Exercisable at end of year	4,043,465	$28.832	4,249,162	$28.181	5,054,171	$27.613

(1)  In 2006, 67,366 shares were issued to settle options exercised as SARs (2005 – 124,610 and 2004 – 185,377).

The following table summarizes information about employee incentive stock options, based on TSX pricing, outstanding at December 31, 2006:

		Options Outstanding		Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise Price	Number	Exercise Price
Range of Exercise Prices (Canadian $)	Outstanding	Life (years)	(Canadian $)	Exercisable	(Canadian $)
$21.225 – $28.050	2,594,598	3.6	$25.982	2,592,148	$25.982
$30.750 – $39.220	1,610,886	3.9	$33.671	1,402,292	$33.073
$58.240 – $58.240	80,750	8.1	$58.240	49,025	$58.240
	4,286,234			4,043,465

Notes to Consolidated Financial Statements   93

A summary of the status of the Corporation’s employee incentive stock option plan, for options based on NYSE pricing, as of December 31, 2006, 2005 and 2004, and changes during the years then ended is presented below:

year ended December 31	2006		2005		2004
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Options	(U.S. $)	Options	(U.S. $)	Options	(U.S. $)
Outstanding at beginning of year	439,713	$46.78	—	$—	—	$—
Granted	775,200	$33.95	441,300	$46.78	—	$—
Exercised – settled in shares	—	$—	(487)	$47.00	—	$—
Cancelled	(22,450)	$38.44	(1,100)	$47.00	—	$—
Outstanding at end of year	1,192,463	$38.60	439,713	$46.78	—	$—
Exercisable at end of year	428,538	$40.63	111,885	$46.78	—	$—

The following table summarizes information about employee incentive stock options, based on NYSE pricing, outstanding at December 31, 2006:

year ended December 31	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		Average	Average		Average
		Remaining	Exercise		Exercise
	Number	Contractual	Price	Number	Price
Range of Exercise Prices (U.S. $)	Outstanding	Life (years)	(U.S. $)	Exercisable	(U.S. $)
$33.95 – $47.00	1,192,463	8.8	$38.60	428,538	$40.63

In 2006, 2005 and 2004, the Corporation recognized total compensation cost in income of $8 million, $8 million and $2 million, respectively, for stock-based employee compensation awards.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted:

Weighted-Average Assumptions	2006	2005	2004
Expected dividend yield (%)	1.1	0.7	1.1
Expected volatility (%)	33.1	31.6	34.0
Risk-free interest rate (%)	4.5	3.8	2.7
Expected life (years)	4.0	4.0	4.0
Fair value of options granted during the year (U.S. $)	$10.02	$13.40	$8.43

Equity Appreciation Plan

The Corporation has an equity appreciation plan in which units are granted to key employees. The redemption price of a unit is determined by the closing market price on the NYSE of the Corporation’s common shares on the date of grant. Units may be redeemed for cash over a 10-year period and generally 25% of the units vest at the grant date with further vesting of 25% in each of the next three years. The value of a unit on the redemption date is the difference between the closing price of the Corporation’s common shares on that date and the redemption price.

At December 31, 2006, the mark-to-market value of the vested units was approximately $24 million (2005 – $44 million and 2004 – $98 million).

94   Notes to Consolidated Financial Statements

A summary of the status of the Corporation’s equity appreciation plan as of December 31, 2006, 2005 and 2004 and changes during the years then ended is presented below:

year ended December 31	2006		2005		2004
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Redemption		Redemption		Redemption
		Price		Price		Price
Equity Appreciation Units	Units	(U.S. $)	Units	(U.S. $)	Units	(U.S. $)(1)
Outstanding at beginning of year	3,618,678	$21.18	3,801,143	$21.08	3,292,987	$18.92
Granted	—	$—	9,000	$30.59	942,600	$27.90
Redeemed	(109,823)	$20.26	(190,040)	$19.69	(410,694)	$19.37
Cancelled	(3,264)	$27.90	(1,425)	$24.77	(23,750)	$21.65
Outstanding at end of year	3,505,591	$21.20	3,618,678	$21.18	3,801,143	$21.08
Exercisable at end of year	3,276,259	$20.73	2,786,063	$20.54	2,149,390	$20.06

(1)

In February 2004 the definition of redemption price was amended to include New York Stock Exchange (NYSE) pricing, reflecting the intent and design of the plan to provide the value of the awards in U.S. currency for U.S. resident employees. Accordingly, the weighted-average redemption price at the beginning of the year has been restated to reflect the NYSE price.

The following table summarizes information about equity appreciation units outstanding at December 31, 2006:

		Units Outstanding		Units Exercisable
		Weighted-	Weighted-		Weighted-
		Average	Average		Average
		Remaining	Redemption		Redemption
	Number	Contractual	Price	Number	Price
Range of Redemption Prices (U.S. $)	Outstanding	Life (years)	(U.S. $)	Exercisable	(U.S. $)
$17.42 - $21.72	2,592,375	5.3	$18.87	2,592,375	$18.87
$23.49 - $30.59	913,216	7.1	$27.83	683,884	$27.79
	3,505,591			3,276,259

Restricted Stock Unit Plan

The Restricted Stock Unit Plan is a phantom stock plan wherein the value of a restricted stock unit (RSU) is determined by the value of the Corporation’s common shares on the vesting date and is paid to employees in cash or open market shares at the Corporation’s discretion. The value of an RSU is determined using the NYSE price for U.S. residents and the TSX price for residents of all other countries. Generally, the units vest and proceeds are distributed three years from the grant date. The value of any common share dividends declared during the vesting period is credited to each RSU account. The value of the RSUs is expensed over the vesting period and is marked-to-market.

A summary of the status of the Corporation’s restricted stock unit plan as of December 31, 2006, 2005 and 2004 and changes during the years then ended is presented below:

year ended December 31	2006	2005	2004
Restricted Stock Units	Units	Units	Units
Outstanding at beginning of year	417,730	196,178	—
Granted	231,470	229,395	225,329
Dividend equivalents credited	6,460	3,385	1,457
Redeemed	(57,836)	(9,403)	(26,528)
Cancelled	(6,447)	(1,825)	(4,080)
Outstanding at end of year	591,377	417,730	196,178

The mark-to-market liability for the RSU plan was $14 million at December 31, 2006 (2005 – $11 million and 2004 – $7 million).

Notes to Consolidated Financial Statements   95

13. Deferred Share Unit Plans

Under the Corporation’s Deferred Share Unit Plans (DSUP), key employees and non-employee directors may elect on an annual basis to receive all or a portion of their management incentive award or fees, respectively, in deferred share units (DSUs).

The amount of the management incentive award that a key employee elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price, on the TSX for Canadian employees and on the NYSE for U.S. employees, of NOVA Chemicals’ common shares for the last five consecutive trading days of the month of December prior to the performance period.

The amount of fees that a non-employee director elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price, on the TSX or NYSE, of NOVA Chemicals’ common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned. The units are redeemable upon retirement or termination from the Corporation.

A summary of the status of the Corporation’s deferred share unit plans as of Dec. 31, 2006, 2005 and 2004, and changes during the years ended on those dates is presented below:

year ended December 31	2006		2005		2004
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Price		Price		Price
Employee Deferred Share Units	Units	(U.S. $)	Units	(U.S. $)	Units	(U.S. $)
Outstanding at beginning of year	520,885	$19.18	508,593	$18.75	434,243	$17.29
Earned	23,305	$33.24	12,292	$36.82	116,116	$27.27
Redeemed	—	$—	—	$—	(41,766)	$27.21
Outstanding at end of year	544,190	$19.78	520,885	$19.18	508,593	$18.75

year ended December 31	2006		2005		2004
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Price		Price		Price
Non-Employee Directors Deferred Share Units	Units	(Canadian $)	Units	(Canadian $)	Units	(Canadian $)
Outstanding at beginning of year	83,075	$31.01	79,938	$29.80	79,676	$29.24
Earned	18,056	$32.93	8,329	$42.13	14,636	$37.50
Redeemed	—	$—	(5,192)	$30.24	(14,374)	$34.57
Outstanding at end of year	101,131	$31.35	83,075	$31.01	79,938	$29.80

The amount expensed in aggregate related to the award of units was approximately $1 million (2005 – $1 million, and 2004 – $4 million).

14. Restructuring Charges

During the past three years, NOVA Chemicals has undertaken several restructuring steps to reduce costs. As a result of these actions, the Company estimates it will reduce costs by about $100 million per year beginning in 2007. In addition to this, depreciation will be reduced by about $80 million per year in the three reportable segments within the STYRENIX business unit.

In 2006, NOVA Chemicals recorded a restructuring charge of $985 million before-tax ($861 million after-tax) related to the following:

The Company recorded an impairment charge of $860 million related to the STYRENIX business unit assets. The STYRENIX business unit includes the Styrene Monomer, North American Solid Polystyrene and NOVA Innovene European joint venture segments. The

96   Notes to Consolidated Financial Statements

STYRENIX business unit has not been profitable due to poor market conditions, and in recent years both NOVA Chemicals and the NOVA Innovene joint venture have reduced production capacity through plant closures. In July 2006, NOVA Chemicals announced it would investigate various alternatives for the STYRENIX business unit, including sale, formation of a joint venture with other producers, or spin out. NOVA Chemicals has assessed the recoverability of the STYRENIX assets and determined that the carrying value exceeded the estimated future cash flows from these assets. Based on this analysis, the fair market value of these STYRENIX facilities was determined to be $242 million.

NOVA Innovene permanently closed its Carrington, UK solid polystyrene facility in October 2006. The Company recorded a restructuring charge of $57 million related primarily to non-cash asset write-downs of the plant including $8 million related to total expected severance and other departure costs. As of December 31, 2006, $5 million of the severance costs was paid to employees.

During 2006, NOVA Chemicals restructured its North American operations to better align resources and reduce costs. As a result, the Company recorded a $53 million restructuring charge related to severance, pension and other employee-related costs. Of this amount, $10 million related to one-time pension curtailment and special termination benefits. Of the remaining $43 million, $22 million has been paid to employees by the end of 2006 with the majority of the remainder to be paid in 2007.

A $15 million charge was recorded related to the accrual of total expected severance costs for the Chesapeake, Virginia polystyrene plant, which was closed in 2006. To date, $3 million has been paid to employees.

During 2005, the Corporation provided for $168 million in restructuring charges related to the following:

A $76 million write-down of the Berre, France EPS plant and the Carrington, UK EPS plant was recorded, following the announcement by NOVA Innovene to cease EPS production at Berre and permanently shutdown the EPS plant at Carrington. These actions were completed in 2006. In addition to the plant write-downs, a $7 million charge related to NOVA Chemicals’ share of the severance costs incurred by the NOVA Innovene joint venture associated with these closures was recorded. No further costs are expected.

A $76 million write-down of the Chesapeake, Virginia plant value was the result of NOVA Chemicals’ decision to permanently close the plant.

In addition, a $9 million charge was taken associated with the write-off of certain other nonproductive assets.

During 2004, the Corporation incurred $8 million of dismantling costs related to the closure of its oldest and highest-cost polyethylene production line at the St. Clair River site. This dismantling began in 2003 and was concluded in 2004 for a total cost of $15 million.

Restructuring activities are a corporate responsibility and accordingly are classified as Corporate and Other in segmented reporting.

15. Other Gains and Losses

year ended December 31 (millions of dollars)	2006		2005		2004
	Before-Tax	After-Tax	Before-Tax	After-Tax	Before-Tax	After-Tax
Tax related settlement(1)	$—	$—	$6	$4	$122	$101
Gain on sale of 33.3% interest in Alberta Ethane Gathering System (Note 5)	—	—	—	—	53	40
Other	1	1	2	1	2	2
	$1	$1	$8	$5	$177	$143

(1)

The Corporation recorded gains in 2005 and 2004 related to the final resolution of a tax dispute. The dispute was related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982. $12 million was received in 2004 and an additional $116 million was received in 2005.

Notes to Consolidated Financial Statements   97

16. Income Taxes

Income tax expense (recovery) varies from amounts computed by applying the Canadian federal and provincial statutory income tax rates to income (loss) before income taxes as shown in the following table:

(millions of dollars, except as noted)	2006	2005	2004
Income (loss) before income taxes	$(847)	$(102)	$334
Statutory income tax rate	32.49%	33.62%	33.87%
Computed income tax expense (recovery)	$(275)	$(34)	$113
Increase (decrease) in taxes resulting from:
(Higher) lower effective foreign tax rates	(37)	9	2
Lower tax rates and higher recoveries on asset sales	—	—	(5)
Non-provision of future income taxes on cost-of-service operations(1)	—	—	4
Reduction in tax reserve(2)	—	—	(11)
Income tax rate adjustments(3)	(60)	—	(7)
Lower tax rate on gain related to tax settlement(4)	—	(2)	(21)
Tax benefits not recognized on restructuring charges(5)	226	16	—
Other	2	10	6
Income tax expense (recovery)	$(144)	$(1)	$81
Current income tax expense	$75	$68	$45
Future income tax expense (recovery)	(219)	(69)	36
Income tax expense (recovery)	$(144)	$(1)	$81

(1)

Certain agreements for cost-of-service operations provide for the recovery of income taxes from customers. These agreements expired on June 30, 2004. While the agreements were in effect, the Corporation recorded income tax expense on these operations equal to the amounts recoverable under the agreements, resulting in no effect on net income (loss). Some agreements limited the recoverable amount to current taxes payable. Accordingly, the provision for income taxes excluded future income tax recoveries relating to these operations.

(2)

NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequacy and in 2004, determined that it was over-provided.

(3)

In 2006, the Alberta and Federal Canadian Governments (2004 – the Alberta Government) substantively enacted a tax-rate reduction, which reduced income tax accruals for future tax liabilities by $60 million (2005 – $nil and 2004 – $7 million). These benefits have been recorded as a reduction of income tax expense.

(4)

The Corporation recorded gains in 2005 and 2004 related to the resolution of a tax dispute. The dispute related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982.

(5)

In instances where there is uncertainty as to the ultimate realization of tax benefits related to restructuring charges, the full amount of associated future income tax benefits may not be recognized. As part of the Corporation’s impairment charge on its STYRENIX assets (see Note 14), $220 million of potential future income tax benefits were not recorded. Another $6 million of potential future income tax benefits associated with the Carrington, UK plant closure were also not recorded. These amounts are reflected as a valuation allowance, which can be taken into income in the future to offset any tax expense otherwise recordable in the relevant subsidiaries. At such time as these subsidiaries establish a record of ongoing profitability, such that the realization of the related future income tax asset is more likely than not, the remaining future income tax asset could be recognized at that time as a reduction in income tax expense.

The following table outlines the principal temporary differences comprising the future income tax assets (liabilities):

(millions of dollars)	2006	2005
Basis difference in plant and equipment	$(493)	$(843)
Unrealized foreign exchange gains	(42)	(57)
Reserves not currently deductible	108	113
Losses available to be carried forward	202	184
Other	35	(21)
Valuation allowance	(245)	(19)
Net future income tax liability	$(435)	$(643)

At December 31, 2006, the Corporation has U.S. Federal net operating loss carryforwards (NOL’s) of $415 million. The U.S. NOL’s will begin to expire in 2021 and fully expire in 2026. In addition, NOVA Chemicals has $110 million of Canadian NOL’s that expire in 2010; and $360 million NOL’s in Switzerland, with expiration dates from 2008 to 2013.

The Company’s valuation allowance of $245 million at Dec. 31, 2006 relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in the U.S. and Switzerland.

98   Notes to Consolidated Financial Statements

The following table outlines the income tax expense (recovery) arising from Canadian and Foreign operations:

year ended December 31 (millions of dollars)	2006	2005	2004
Income (loss) before income taxes
Canadian	$155	$201	$473
Foreign	(1,002)	(303)	(139)
	$(847)	$(102)	$334
Current income tax expense (recovery)
Canadian	$71	$81	$44
Foreign	4	(13)	1
	$75	$68	$45
Future income tax expense (recovery)
Canadian	$(79)	$(14)	$83
Foreign	(140)	(55)	(47)
	$(219)	$(69)	$36
Total income tax expense (recovery)	$(144)	$(1)	$81

17. Changes in Non-Cash Working Capital

year ended December 31 (millions of dollars)	2006	2005	2004
Accounts receivable	$57	$3	$(251)
Inventories	11	(46)	(242)
Accounts payable and accrued liabilities	(48)	184	203
Changes in non-cash working capital	20	141	(290)
Reclassification and other items not having a cash effect	7	(72)	121
Changes in non-cash working capital having a cash effect	$27	$69	$(169)
These changes relate to the following activities:
Operating	$27	$(43)	$(76)
Investing	(2)	110	(110)
Financing(1)	2	2	17
(Increase) decrease in working capital	$27	$69	$(169)

(1)          Changes in non-cash working capital related to financing activities include project advances of $nil million (2005 – $nil million and 2004 – $15 million).

18. Employee Future Benefits

Pension Plans

NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements.

Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment with some plans having limited or conditional indexing provisions. One plan has provisions whereby the benefits are related to career average salaries. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes using the projected unit credit method. The last actuarial valuation for all significant plans in North America and Europe was as of December 31, 2005.

Plan assets are measured at fair value while pension obligations are discounted using current yield rates of corporate bonds with terms to maturity that approximate the duration of the Corporation’s pension liabilities. The plans’ assets consist primarily of publicly traded equity and fixed income securities. Prior to January 1, 2005, the Corporation used a measurement date of December 31 for its pension and post-retirement plans. Effective January 1, 2005, the Corporation began using a measurement date of November 30 for its pension and post-retirement plans. Effective January 1, 2006, the Corporation reverted back to a measurement date of December 31 for its pension and post-retirement plans, as this will be required by U.S. accounting rules. The December 31 measurement date will be used consistently in future periods.

Notes to Consolidated Financial Statements   99

The North American restructuring that occurred in 2006 and the redesign of certain European plans triggered the following charges: a curtailment charge, a special termination charge and a settlement charge. A curtailment charge results from the termination of employment earlier than previously assumed and requires the immediate recognition of unrecognized amounts that were scheduled to be reflected in future accounting periods. A special termination charge results from the enhancements provided under the voluntary programs; for example, additional years of age and service. A settlement charge results when the total lump sums paid during a given year exceed a certain threshold. The impact of these charges are reflected in the table below and on page 101.

Upon commencement of the NOVA Innovene joint venture in October 2005, the defined benefit pension plans of each pre-joint venture entity were transferred to the NOVA Innovene joint venture with the financial responsibility for pre-close assets and liabilities retained by the pre-joint venture company and the financial responsibility for post-close assets and liabilities assumed by the NOVA Innovene joint venture. There is a specific arrangement to identify and apportion the pre- and post-close assets and liabilities. Therefore, the amounts presented in the defined benefit pension tables represent NOVA Chemicals’ assets and obligations, for which it has provided an indemnity, and its share of the post-close assets and obligations of NOVA Innovene subsequent to October 1, 2005.

Pension and post-retirement expense (included in operating and selling, general and administrative costs) for all significant defined benefit plans consisted of the following:

	Pension Plans			Post-Retirement Plans
year ended December 31 (millions of dollars)	2006	2005	2004	2006	2005	2004
Current service cost	$27	$26	$24	$2	$2	$2
Interest cost on accrued benefit obligations	43	39	34	5	4	4
Actual return on plan assets	(87)	(55)	(45)	—	—	—
Actuarial (gain) loss on accrued benefit obligations	28	2	25	—	—	(2)
Costs arising in the period	11	12	38	7	6	4
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
Return on plan assets	42	18	14	—	—	—
Transitional (asset) obligation	(6)	(5)	(5)	1	1	1
Actuarial (gain) loss	(18)	5	(21)	1	1	3
Past service and actual plan amendments	—	1	2	(1)	—	—
Net defined benefit cost recognized	29	31	28	8	8	8
Curtailment / special termination charge	9	—	—	5	—	—
Settlement charge	3	—	—	—	—	—
Total benefit cost recognized	$41	$31	$28	$13	$8	$8

100   Notes to Consolidated Financial Statements

The status of all significant defined benefit pension and post-retirement plans is as follows:

	Pension Plans			Post-Retirement Plans
year ended December 31 (millions of dollars, except as noted)	2006	2005	2004	2006	2005	2004
Change in benefit obligations
Benefit obligation at beginning of year	$797	$668	$569	$70	$73	$69
Current service cost	27	26	24	2	2	2
Interest cost	43	39	34	5	4	4
Experience (gain) loss	23	85	25	13	(8)	7
Plan amendments	(8)	—	—	(10)	—	—
Curtailment / special charges	(3)	—	—	6	—	—
Settlement gain	(33)	—	—	—	—	—
Commuted value payments	(20)	(6)	(7)	—	—	—
Employee contributions	8	4	5	1	1	1
Medicare Act subsidy effect	—	—	—	—	—	(9)
Benefits paid	(25)	(21)	(21)	(4)	(3)	(3)
Foreign currency exchange rate loss	12	2	39	—	1	2
Benefit obligation at end of year	$821	$797	$668	$83	$70	$73
Change in plan assets
Fair value of plan assets at beginning of year	$585	$506	$425	$—	$—	$—
Actual return on plan assets	87	55	45	—	—	—
Employer and employee contributions	83	52	32	4	3	3
Settlement loss	(35)	—	—	—	—	—
Benefits paid	(44)	(27)	(28)	(4)	(3)	(3)
Foreign currency exchange rate gain (loss)	9	(1)	32	—	—	—
Fair value of plan assets at end of year	$685	$585	$506	$—	$—	$—
Funded status
Plan assets in deficiency of benefit obligation	$(136)	$(212)	$(162)	$(83)	$(70)	$(73)
Unrecognized net transitional (asset) obligation	(38)	(44)	(47)	8	10	11
Unrecognized prior service cost	(4)	3	6	(8)	—	—
Unrecognized net actuarial loss	155	195	132	23	11	19
December contribution	—	2	—	—	—	—
Net amounts recognized in consolidated balance sheets	$(23)	$(56)	$(71)	$(60)	$(49)	$(43)
Weighted-average assumptions
Discount rate	5.1%	5.2%	5.6%	5.7%	5.6%	5.8%
Assumed long-term rate of return on plan assets(1)	7.4%	7.3%	7.3%	—	—	—
Rate of increase in future compensation	3.2%	3.6%	3.2%	—	—	—
Long-term health care inflation(2)	—	—	—	4.9%	4.9%	5.0%

(1)   NOVA Chemicals establishes an appropriate long-term rate of return for each plan’s assets which reflects asset allocations within each plan as well as independent views of long-term rate of return expectations for each asset class.

(2)   Ultimate trend rate, expected to be achieved by 2012. The assumed health care cost trend rate used to measure the 2006 expected cost of benefits covered by the plans is 10% on average.

NOVA Chemicals recorded a liability of $5 million in 2006 and $4 million in each of years 2005 and 2004 for the following: health and welfare benefit continuation to disabled individuals and dependents until the earliest of the disabled’s attainment of age 65, death or recovery; short-term disability income continuation; and COBRA continuation for medical and dental benefits. This liability is not included in the table above. A formal actuarial valuation is performed every three years with the most current evaluation having been performed as of December 31, 2005.

Notes to Consolidated Financial Statements   101

The plans are presented on the basis of accrued benefit obligations, rather than accumulated benefit obligations. The accrued benefit obligations and fair value of assets for NOVA Chemicals’ pension plans in which the accrued benefit obligations exceed the fair value of plan assets, as of each year end, are shown below:

(millions of dollars)	Accrued Benefit Obligation	Fair Value of Assets
December 31, 2006	$694	$551
December 31, 2005	$797	$585
December 31, 2004	$668	$506

Expected benefit payments for the defined benefit pension plans and the post-retirement plans are as follows:

(millions of dollars)	Pension Plans	Post-Retirement Plans
2007	$34	$4
2008	$57	$5
2009	$39	$5
2010	$42	$5
2011	$44	$5
Five Years Thereafter	$281	$28

In 2007, NOVA Chemicals expects to fund its defined benefit pension plans by $55 million.

Defined Benefit Plan Assets

The investment strategy for NOVA Chemicals’ defined benefit plans is determined for each plan after taking into consideration the plan structure, nature of the liabilities, the funded status and cash flow requirements of the plan, the size of the assets, and the financial situation of the Corporation and its ability to withstand fluctuations in pension contributions. For the significant plans, asset-liability modeling has been utilized to assist in setting the investment strategy. The assets of each plan are invested in a variety of traditional financial instruments such as equities and fixed income securities using a combination of active and passive strategies. Non-traditional assets such as real estate and venture capital may also be considered in certain situations. Although the Corporation does not consider derivatives a separate asset class, they are permitted in order to manage the allocation of investments across asset classes, markets and currencies. However, under no circumstances can they be used for speculative purposes or have the effect of leveraging the assets.

While most of the benefits of diversification are achieved by allocating across different asset classes, the Corporation also believes it may be appropriate to further diversify by using multiple investment managers and employing different management styles within an asset class.

NOVA Chemicals’ Canadian and U.S. plans are the most significant to the Corporation with 84% of total pension assets and 92% of total plan members in these plans. The asset allocation for these pension plans at the end of 2006, 2005, and 2004, and the target allocation for 2007, by asset category, follow. This information has been aggregated within a geographic segment as asset allocations are similar for the Canadian and U.S. plans.

North American Plans

Asset Category	Target Allocation	Percentage of Plan Assets
year ended December 31	2007	2006	2005	2004
Equities	60%	61%	60%	60%
Fixed Income	40%	39%	40%	40%
Total	100%	100%	100%	100%

102   Notes to Consolidated Financial Statements

The investment strategies for the pension plans in Europe (most of which are sponsored by NOVA Innovene) differ significantly across countries and from NOVA Chemicals’ North American plans. The different strategies reflect considerable variations in plan membership, plan liability structure, pension arrangements and plan asset size. Some European plans are re-insured with the investment strategy and asset allocation determined or heavily influenced by the re-insurer.

Post-Retirement Benefits Other Than Pensions

The Corporation provides medical care and life insurance benefits to eligible retirees and their dependents in North America. The Corporation accrues the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.

A 1% increase in the health care inflation rate would have increased the post-retirement benefit obligation by an additional $6 million at December 31, 2006 for Canadian plans and $7 million for U.S. plans. A 1% decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $5 million for each of the Canadian and U.S. plans.

Defined Contribution Arrangements

NOVA Chemicals has a number of defined contribution arrangements providing pension benefits to certain groups of employees. The total expense for the Corporation’s contribution to these plans was $8 million in 2006 and $7 million in each of the years 2005 and 2004. In 2007, NOVA Chemicals expects to fund its defined contribution plans by approximately $8 million.

19. Asset Retirement Obligations

The Corporation’s asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The total undiscounted amount of estimated cash flows expected to be incurred on closure of active plants in 25 to 40 years is between $225 million and $250 million. This amount is based on third-party cost estimates obtained from reputable sources after an in-depth review of active plant sites and required clean-up and restoration activities. In arriving at the estimated asset retirement obligation, a credit-adjusted risk-free rate of 10.5% was used to discount the estimated future cash flows. The estimated asset retirement obligation liability of $19 million at December 31, 2006 will increase, or accrete, each year over the lives of active plants until it equals the $225 million to $250 million expected to be incurred on closure of the plants. In addition to the liability for active sites, the Corporation also has an asset retirement obligation liability for decommissioning and restoration costs associated with plant sites that have been divested or are no longer in use. The accrued liability associated with these sites is $4 million and is considered to be adequate at this time.

20. Contingencies and Commitments

Various lawsuits and claims are pending by and against the Corporation. It is the opinion of management that final determination of these claims will not materially affect the financial position or operating results of the Corporation.

The Corporation leases office space and transportation equipment under various operating leases. The minimum lease payments are approximately $520 million in total with annual amounts of $46 million in 2007, $43 million in 2008, $46 million in 2009, $41 million in 2010, $35 million in 2011, and $309 million thereafter. Rental expense under operating leases was $62 million in 2006 (2005 – $63 million and 2004 – $59 million).

The Corporation has entered into agreements for the purchase of minimum amounts of feedstock and other raw materials for short- and long-term supply. The resulting obligations, based on year-end market prices, are approximately $9,200 million in total with annual amounts of $3,140 million in 2007, $999 million in 2008, $822 million in 2009, $494 million in 2010, $438 million in 2011, and $3,307 million thereafter.

The Corporation is obligated under a long-term styrene monomer supply agreement to supply the NOVA Innovene joint venture with 50% of the joint venture’s styrene monomer feedstock requirements.

Notes to Consolidated Financial Statements   103

21. Segmented Information

Based on results of a Securities and Exchange Commission (SEC) routine, periodic review of NOVA Chemicals’ financial statements, NOVA Chemicals has increased the number of reportable business segments from three to seven. This change increases the amount of detail disclosed but does not impact the operation of the business units or the previously reported financial position, results of operations or cash flows. Prior periods have been restated accordingly.

(1) Joffre Olefins

Products: Ethylene and co-products, including propylene, crude C4 and crude C5 hydrocarbons, and hydrogen.

Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to third parties who use ethylene to produce polyethylene and other products.

(2) Corunna Olefins

Products: Ethylene and co-products, including propylene, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils, hydrogen and fuels. Feedstock mix determines the type and volume of co-products manufactured.

Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene and styrene, or sold to customers who use the ethylene to make other products. Chemical co-products are building blocks that are used by customers to make items such as tires, carpet and clothing fibers, and household goods. Energy co-products are primarily used by customers for fuel.

(3) Polyethylene

Products: LLDPE, LDPE, HDPE; (Standard and Performance Products)

Applications: Polyethylene is sold to customers for production of a variety of end-use industrial and consumer products. Consumer products include packaging film, plastic bags, bottles, and toys. Industrial applications include storage drums, industrial wrap, retail packaging, and building products.

(4) Styrene Monomer

Products: Styrene Monomer

Applications: Styrene monomer is used internally by NOVA Chemicals to produce styrenic polymers, or sold to customers who use styrene to produce styrenic polymers and other products such as synthetic rubber and unsaturated polyesters.

(5) North American Solid Polystyrene

Products: SPS

Applications: SPS is sold to customers who make products for end-use applications including electronics and food packaging, small appliances, and construction components.

104   Notes to Consolidated Financial Statements

(6) NOVA Innovene European Joint Venture

Products: SPS and EPS. Neither of these products exceed the quantitative threshold for separate reportable segments.

Applications: SPS is sold to customers who make products for end-use applications including electronics and food packaging, small appliances, and construction components. EPS is sold to customers who make products for end-use applications including packaging for food and consumer products, and insulation for the building and construction industry.

(7) Performance Styrenics

Products: EPS and Styrenic Performance Products which include polymers such as ARCEL®, ZYLAR® and DYLARK®; as well as downstream business ventures. None of these products exceed the quantitative threshold for separate reportable segments.

Applications: EPS is sold to customers who make products for end-use applications including packaging for food and consumer products, and insulation for the building and construction industry. Customers for Styrenic Performance Products make protective packaging, automotive interiors, food packaging, consumer goods, medical devices, appliances and components for the construction industry.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies on pages 80 to 84 of the Notes to Consolidated Financial Statements.

Segment performance is evaluated based on measures such as operating income (loss) and net income (loss). In addition, Adjusted EBITDA is reported as it is a measure used by management to evaluate the ability of each segment to generate operating cash flow.

NOVA Chemicals accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market price.

The following tables provide information for each segment:

Revenues(1)

	2006	2005	2004
Joffre Olefins	$881	$963	$799
Corunna Olefins	1,245	897	793
Polyethylene	1,917	1,625	1,464
Performance Styrenics	408	388	394
Styrene Monomer	1,236	962	922
North American Solid Polystyrene	484	521	519
NOVA Innovene European joint venture	672	616	604
Eliminations	(324)	(356)	(225)
Total Revenues from External Customers	$6,519	$5,616	$5,270

(1) Third-party.

Notes to Consolidated Financial Statements   105

Intercompany and Affiliate Revenues

	2006	2005	2004
Joffre Olefins	$863	$741	$618
Corunna Olefins	752	533	613
Polyethylene	5	3	5
Performance Styrenics	13	4	—
Styrene Monomer	653	866	898
North American Solid Polystyrene	16	24	33
Eliminations	(2,302)	(2,171)	(2,167)
Total Intercompany and Affiliate Revenues	$—	$—	$—

Consolidated Revenues(1)

	2006	2005	2004
Joffre Olefins	$1,744	$1,704	$1,417
Corunna Olefins	1,997	1,430	1,406
Polyethylene	1,922	1,628	1,469
Performance Styrenics	421	392	394
Styrene Monomer	1,889	1,828	1,820
North American Solid Polystyrene	500	545	552
NOVA Innovene European Joint Venture	672	616	604
Eliminations	(2,626)	(2,527)	(2,392)
Total Consolidated Revenues	$6,519	$5,616	$5,270

(1)   Before intersegment eliminations.

Adjusted EBITDA(1)

	2006	2005	2004
Joffre Olefins	$558	$313	$300
Corunna Olefins	83	67	142
Polyethylene	120	202	188
Performance Styrenics	(24)	(5)	8
Styrene Monomer	(17)	(61)	42
North American Solid Polystyrene	(39)	(18)	2
NOVA Innovene European Joint Venture	(18)	(64)	(11)
Corporate	(54)	13	(98)
Eliminations	(5)	14	(3)
Total Adjusted EBITDA	$604	$461	$570

(1)          Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization.

106   Notes to Consolidated Financial Statements

Operating Income (Loss)

	2006	2005	2004
Joffre Olefins	$506	$262	$228
Corunna Olefins	24	17	93
Polyethylene	52	137	128
Performance Styrenics	(36)	(18)	(4)
Styrene Monomer	(72)	(113)	(1)
North American Solid Polystyrene	(60)	(47)	(28)
NOVA Innovene European Joint Venture	(50)	(94)	(42)
Corporate	(1,039)	(155)	(106)
Eliminations	(5)	14	(3)
Total Operating Income (Loss)	$(680)	$3	$265

Net Income (Loss)

	2006	2005	2004
Joffre Olefins	$324	$154	$132
Corunna Olefins	25	2	56
Polyethylene	32	71	67
Performance Styrenics	(29)	(14)	(6)
Styrene Monomer	(61)	(81)	(12)
North American Solid Polystyrene	(44)	(33)	(16)
NOVA Innovene European Joint Venture	(47)	(92)	(44)
Corporate	(901)	(117)	77
Eliminations	(2)	9	(1)
Total Net Income (Loss)	$(703)	$(101)	$253

Depreciation and Amortization

	2006	2005	2004
Joffre Olefins	$52	$51	$72
Corunna Olefins	59	50	49
Polyethylene	68	65	60
Performance Styrenics	12	13	12
Styrene Monomer	55	52	43
North American Solid Polystyrene	21	29	30
NOVA Innovene European Joint Venture	32	30	31
Total Depreciation and Amortization	$299	$290	$297

Interest Expense (Net)(1)

	2006	2005	2004
Joffre Olefins	$50	$25	$25
Corunna Olefins	20	11	10
Polyethylene	34	30	29
Performance Styrenics	10	7	7
Styrene Monomer	21	14	15
North American Solid Polystyrene	11	9	8
NOVA Innovene European Joint Venture	22	17	14
Total Interest Expense (Net)	$168	$113	$108

(1)          Management primarily relies on interest expense, rather than gross interest revenue and expense amounts, in managing the segments, thus only the net interest expense amount is disclosed.

Notes to Consolidated Financial Statements   107

Income Tax Expense (Recovery)

	2006	2005	2004
Joffre Olefins	$131	$82	$72
Corunna Olefins	(19)	4	26
Polyethylene	(14)	37	32
Performance Styrenics	(18)	(12)	(5)
Styrene Monomer	(33)	(46)	(3)
North American Solid Polystyrene	(26)	(20)	(21)
NOVA Innovene European Joint Venture	(24)	(19)	(11)
Corporate	(138)	(32)	(8)
Eliminations	(3)	5	(1)
Total Income Tax Expense (Recovery)	$(144)	$(1)	$81

Capital Expenditures

	2006	2005	2004
Joffre Olefins	$25	$18	$(2)
Corunna Olefins	45	204	105
Polyethylene	23	34	25
Performance Styrenics	81	86	35
Styrene Monomer	6	55	46
North American Solid Polystyrene	7	7	16
NOVA Innovene European Joint Venture	11	15	17
Total Capital Expenditures	$198	$419	$242

Assets

	2006	2005	2004
Joffre Olefins	$743	$819	$750
Corunna Olefins	1,092	1,074	781
Polyethylene	946	1,009	993
Performance Styrenics	429	332	262
Styrene Monomer	334	720	687
North American Solid Polystyrene	82	312	475
NOVA Innovene European Joint Venture	216	554	594
Corporate	331	412	527
Eliminations	(18)	(15)	(22)
Total Assets	$4,155	$5,217	$5,047

108   Notes to Consolidated Financial Statements

Geographic Information

Revenues from External Customers(1)

	2006	2005	2004
Canada	$2,304	$1,976	$1,706
United States	2,757	2,478	2,390
Europe and Other	1,458	1,162	1,174
	$6,519	$5,616	$5,270

(1)   Based on location of customer.

Assets(1)

	2006	2005	2004
Canada	$2,827	$3,163	$2,943
United States	857	1,252	1,320
Europe and Other	471	802	784
	$4,155	$5,217	$5,047

(1)   Based on location of operating facility.

22. Financial Instruments

Financial Instrument Fair Values

Financial instrument fair values re p resent a reasonable approximation of amounts NOVA Chemicals would have received or paid to counterparties to unwind positions prior to their maturity. NOVA Chemicals has no plans to unwind these positions prior to maturity and has no significant exposure to any individual customer or counterparty.

The carrying amounts reported on the balance sheets for cash and cash equivalents, accounts receivable, bank loans, and accounts payable approximate their fair value. Fair values and carrying amounts for long-term debt are as follows:

December 31 (millions of dollars)	Carrying Amount(1)			Estimated Fair Value(2)
	2006	2005	2004	2006	2005	2004
Long-term debt	$1,877	$2,038	$1,714	$1,852	$2,050	$1,798

(1)          Includes debt installments due within one year.

(2)          The fair value of long-term debt is based on quoted market prices, where available. If market prices are not available, fair values are estimated using discounted cash flow analysis, based on NOVA Chemicals’ current incremental borrowing rates for similar borrowing arrangements.

Foreign Exchange Risk Management

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. As a result, a portion of the Corporation’s expenditures are incurred in Canadian dollars and Euros. At December 31, 2006, NOVA Chemicals had no outstanding foreign currency forward exchange contracts.

Stock Price Volatility Risk Management

In 2005, the Corporation entered into cash-settled share forward transactions to manage its exposure to fluctuations in its stock-based compensation costs related to its two cash-settled stock-based incentive compensation plans (the restricted stock unit plan and the equity appreciation plan). Compensation costs associated with the plans fluctuate as a result of changes in the market price of the Corporation’s common stock. In 2005, the Corporation entered into forward transactions for a total of 3,612,100 notional common shares with an average forward price of U.S. $45.66. The forward transactions are cash-settled at the end of a 3-year term (November 2008), or at any time prior to that date, at the option of the Corporation, based on the difference between the Corporation’s common stock price on the NYSE and the average execution price. If the Corporation’s common stock price is in excess of the average execution price on the settlement date, the Corporation will receive the difference per share in cash, and if the Corporation’s common stock price is less than the average execution price, the Corporation will pay the difference per share in cash. The forward transactions include an interest component which is accrued and payable by the Corporation on settlement of the forward transactions. The average execution price is determined by reference to the average forward price, less the interest

Notes to Consolidated Financial Statements   109

component, and is $37.56. If the Corporation’s common stock price is in excess of the average execution price, an unrealized gain is recorded and if the Corporation’s common stock price is below the average execution price, an unrealized loss is recorded. Unrealized gains and losses associated with the share forward transactions are recorded as part of selling, general and administrative expenses, offsetting unrealized losses or gains on the cash-settled stock-based incentive compensation plans, and as long-term receivables or payables. At December 31, 2006, the mark-to-market value of the share forward transactions was a $35 million (December 31, 2005 – $15 million) unrealized loss, resulting in a liability, which is reported in long-term liabilities.

Commodity Price Risk Management

NOVA Chemicals uses commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

At December 31, 2006, 2005, and 2004, the notional volume and estimated fair value of outstanding derivative contracts for natural gas are as follows:

December 31		2006	2005	2004

Basis swaps
Notional volume	mcf millions	—	—	12.6
Weighted-average basis differential per mcf(1)	U.S.	$—	$—	$0.61
Estimated fair value(2)	U.S. millions	$—	$—	$(3)
Term to maturity	Months	—	—	1-3
Options
Notional volume – calls	mcf millions	—	—	1.1
Notional volume – puts	mcf millions	—	—	8.6
Weighted-average price per mcf – calls	U.S.	$—	$—	$5.05
Weighted-average price per mcf – puts(3)	U.S.	$—	$—	$2.50
Estimated fair value(4)	U.S. millions	$—	$—	$1
Term to maturity	Months	—	—	1-3

(1)          The Corporation will pay or receive the difference between the NYMEX market price and the U.S. export market price, plus a fixed differential established in the contract.

(2)          The Corporation crystallized the losses on all of the basis swaps by placing offsetting positions. These crystallized losses will be recognized in income at their originally intended maturity dates.

(3)          The Corporation will pay the difference between the NYMEX market price and the contract price (if contract is higher than market).

(4)          Unrealized before-tax gain (loss).

At December 31, 2006, 2005, and 2004, the notional volume and estimated fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock are as follows:

December 31		2006	2005	2004

Notional volume(1)	bbls millions	17.8	5.4	4.0
Weighted-average price per bbl	U.S.	$52.69	$51.56	$42.67
Estimated fair value(2)	U.S. millions	$(2)	$19	$12
Mark-to-market(3)	U.S. millions	$(2)	$19	$9
Term to maturity	Months	1-21	1-19	1-24

(1)   2006 includes 7.5 million bbls (2005 – 2.3 million) of crude contracts and 10.3 million bbls (2005 – 3.1 million) of LPG contracts.

(2)   Unrealized gain (loss).

(3)   Recognized before-tax gain (loss), which for 2005 and 2004 is net of deferred transitional gains.

110   Notes to Consolidated Financial Statements

At December 31, 2006, 2005, and 2004, the notional volume and estimated fair value of outstanding derivative contracts for benzene are as follows:

December 31		2006	2005	2004

Notional volume	gls millions	—	—	0.2
Weighted-average price per gl(1)	U.S.	$—	$—	$3.05
Estimated fair value(2)	U.S. millions	$—	$—	$(2)
Mark-to-market(3)	U.S. millions	$—	$—	$(2)
Term to maturity	months	—	—	1-3

(1)   Benzene swaps, options, collars.

(2)   Unrealized loss.

(3)   Recognized before-tax loss.

In addition to the crystallized and outstanding positions described in the tables above, the Corporation had liquidated certain natural gas and crude oil positions. Gains on these positions attributable to changes in value prior to January 1, 2004 were deferred and are being recognized in income loss at the original maturity dates. The unamortized portion of liquidated gains was $nil million at December 31, 2006 (2005 – $nil million and 2004 – $3 million).

The Corporation has recognized a net pre-tax net (loss) of $(6) million from commodity risk management activities in income (loss) for the year ended December 31, 2006 (2005 – $19 million gain and 2004 – $22 million gain). This net (loss) gain is the result of $15 million (2005 – $7 million and 2004 – $16 million) of realized net gains from settled, crystallized, and liquidated positions and $(21) million loss (2005 – $12 million gain and 2004 – $6 million gain) of net mark-to-market gains (losses) on unrealized positions. Gains and losses on commodity-based derivatives are included in feedstock and operating costs.

Interest Rate Risk Management

When deemed appropriate, NOVA Chemicals enters into interest rate swap agreements to manage its interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR based payments over the terms of the related debt. In 2006, the Corporation had fixed-for-floating interest rate swaps outstanding on $300 million (2005 – $300 million and 2004 – $300 million) of medium-term notes, which expired upon repayment of the related debt in May 2006. These positions had an estimated fair-market value of $nil million at December 31, 2006 ($(3) million at December 31, 2005 and $(2) million at December 31, 2004).

In prior years, a series of interest rate swaps on $550 million of fixed-rate debt were liquidated, resulting in a before-tax gain of $40 million in total. The gains have been deferred and are being recognized in income (loss) as a reduction of interest expense over the terms of the related debt instruments, of which $300 million matured in 2006 and $250 million matures in 2009.

Credit Risk Management

Credit exposure on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment of an unrealized gain fails to perform. NOVA Chemicals has established a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate any counterparties that it currently transacts with will fail to meet their obligations. At December 31, 2006, 2005, and 2004, NOVA Chemicals’ credit exposure was $nil million for foreign currency instruments, $nil million for interest rate instruments, and $nil million (2005 – $19 million and 2004 – $11 million) for commodity-based instruments and $nil million for share-based instruments.

Concentration of credit risk relates primarily to the Corporation’s receivables, as certain customer groups are located in the same geographic area and operate in the same industry. The Corporation manages its credit risk relating to these receivables through credit approval and monitoring procedures.

Notes to Consolidated Financial Statements   111

23. United States Generally Accepted Accounting Principles

Reconciliation To Accounting Principles Generally Accepted In The United States

The Corporation prepares its consolidated financial statements in accordance with Canadian GAAP, which, in some respects, are diff e rent from U.S. GAAP. The effect of these differences on the Corporation’s consolidated net income (loss) and balance sheet are as follows:

year ended December 31 (millions of dollars, except per share amounts)	2006	2005	2004
Net income (loss) in accordance with Canadian GAAP	$(703)	$(101)	$253
Add (deduct) adjustments for:
Start-up costs(1)	(3)	(13)	5
Derivative instruments and hedging activities(2)	(2)	(3)	—
Inventory costing(3)	(2)	4	4
Stock-based compensation(4)	(1)	—	—
Restructuring(5)	11	—	—
Change in accounting policies(6)	—	—	(7)
Other	1	1	—
Net income (loss) in accordance with U.S. GAAP	$(699)	$(112)	$255
Earnings (loss) per share using U.S. GAAP
— Basic	$(8.47)	$(1.36)	$2.94
— Diluted	$(8.47)	$(1.36)	$2.74
Comprehensive income (loss) (net of tax)(7)
Net income (loss) in accordance with U.S. GAAP	$(699)	$(112)	$255
Cumulative translation adjustment(8)	54	(29)	121
Pension liability adjustments (less tax of $(4), $6 and $nil)(9)	8	(9)	1
Comprehensive income (loss) in accordance with U.S. GAAP	$(637)	$(150)	$377
Accumulated other comprehensive income(7)
Cumulative translation adjustment(8)	$357	$303	$332
Pension liability adjustments(9)	(82)	(12)	(3)
Accumulated other comprehensive income	$275	$291	$329

December 31 (millions of dollars)	2006	2005	2004
Balance sheet items in accordance with U.S. GAAP
Current assets(3)	$1,370	$1,455	$1,482
Investment and other assets(1)(9)	82	159	139
Plant, property, and equipment (net)(1)(5)	2,719	3,604	3,429
Current liabilities(2)	(1,186)	(1,271)	(875)
Long-term debt(2)	(1,617)	(1,742)	(1,625)
Future income taxes	(397)	(635)	(677)
Deferred credits and long-term liabilities(2)(4)(9)	(501)	(363)	(380)
Common shareholders’ equity	$470	$1,207	$1,493

Notes to Consolidated Financial Statements

112   Notes to Consolidated Financial Statements

(1)          Start-up Costs. Canadian GAAP provides that when an entity starts up a new facility, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. See Note 5 for information on the Corporation’s start-up costs.

(2)          Derivative Instruments and Hedging Activities. Canadian GAAP does not require the recognition of derivative instruments on the consolidated balance sheet at fair values, unless the derivative instrument does not qualify for hedge accounting under Canadian Accounting Guideline 13, Hedging Relationships (AcG-13). Non-qualifying derivatives are adjusted to fair value through income (loss). Under U.S. GAAP, entities must follow Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. For derivatives that are designated and qualify as hedging instruments, the Corporation documents the hedging strategy, including hedging instrument and hedged item, based on the risk exposure being hedged. Based upon the designated hedging strategy, effectiveness of the hedge in offsetting the hedged risk is assessed at inception and on an ongoing basis during the term of the hedge. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

The application of SFAS No. 133 for U.S. GAAP reporting results in differences related to foreign exchange, commodity based and other derivative instruments used by the Corporation. For information regarding the Corporation’s use of derivatives and hedging activities under Canadian GAAP, see Note 22.

(3)          Inventory Costing. Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.

(4)          Stock-based compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value-based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are marked-to-market based on intrinsic value. U.S. GAAP, SFAS No. 123(R), Accounting for Share-Based Payment, effective Jan. 1, 2006, requires the share-based compensation transactions to be accounted for using a fair-value-based method, such as the Black-Scholes method. This standard requires adoption using a modified prospective application. The fair value of awards classified as liability instruments must be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The cumulative effect for the periods prior to December 31, 2005, of $5 million after-tax has been charged to reinvested earnings (deficit) at January 1, 2006.

(5)          Restructuring Due to differences in the cost basis, under U.S. GAAP, of certain assets for which an impairment charge has been recorded (see Note 14), the resulting charge is lower under U.S. GAAP.

(6)          Change in Accounting Policies. In the fourth quarter of 2006, NOVA Chemicals adopted the Canadian recommendations associated with “stock-based compensation for employees eligible to retire before the vesting date” (see Note 2), which rules are essentially the same as those found in the U.S. GAAP standard, SFAS No. 123. Accordingly, no differences arose from this.

On January 1, 2004, NOVA Chemicals adopted the fair value method of accounting for equity settled stock-based compensation, as more fully described in Note 2. In 2004, under U.S. GAAP, the cumulative effect of a change in accounting policy on prior period is reflected in net income (loss) for the year, whereas under Canadian GAAP, it is reflected as an adjustment to opening reinvested earnings (deficit) in the year of adoption.

(7)          Comprehensive Income (Loss). U.S. GAAP SFAS No. 130, Reporting Comprehensive Income, requires the presentation of a statement containing the components of comprehensive income (loss) and the accumulated balance of other comprehensive income (loss). Comprehensive income (loss) includes all changes in equity during the period including items that are not included in net income (loss). This statement is not currently required under Canadian GAAP.

(8)          Cumulative Translation Adjustment. Under U.S. GAAP, unrealized gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income (loss) until there is a realized reduction in the investment.

(9)          Pension Liability Adjustment. In 2006, for U.S. GAAP reporting, SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) – was effective. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income. Retrospective application is not permitted. Accordingly, at December 31, 2006, the Corporation has recognized an additional pension and post-retirement liability of $124 million, resulting in a charge of $82 million (net of tax) to accumulated other comprehensive income. In 2006 (prior to adoption of SFAS No. 158), 2005 and 2004, SFAS No. 87, Employer’s Accounting for Pensions, was followed with respect to pension accounting, which required an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeded the accrued pension liability or if there was a prepaid pension asset with respect to the plan. If an AML was recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, was also recognized. The excess of the AML, over the intangible asset, if any, was charged to other comprehensive income, net of income tax effects.

(10)    Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific United States Securities and Exchange Commission exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals’ net income (loss) or shareholders’ equity, however, all assets, liabilities, revenue, expenses, and most cash flow items would decrease when compared with the amounts that are presented using proportionate consolidation.

Notes to Consolidated Financial Statements   113

24. New Accounting Pronouncements

Canadian GAAP

CICA 3855, Financial Instruments – Recognition and Measurement and CICA 3865, Hedges, is applicable for interim and annual periods relating to fiscal years beginning on or after October 1, 2006. CICA 3855 harmonize Canadian and U.S. GAAP and International Financial Reporting Standards (IFRS) by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous Canadian standards addressed disclosure and presentation matters only. CICA 3865 harmonizes Canadian GAAP with U.S. GAAP FAS 133 by establishing standards for when and how hedge accounting may be applied and recorded, further restricting which hedging relationships qualify for hedge accounting.

CICA 1530, Comprehensive Income, is applicable for interim and annual periods relating to fiscal years beginning on or after October 1, 2006. This standard harmonizes Canadian and U.S. GAAP and IFRS. This statement defines the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during the period including items that are not recognized in net income (loss).

CICA 1506, Changes in Accounting Policies and Estimates and Errors, is effective Jan. 1, 2007 and provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in financial statements.

U.S. GAAP

SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, requires recognition of the overfunded or underfunded status of pension and other post-retirement benefit plans on the balance sheet, effective for fiscal years ending after Dec. 15, 2006. In addition, SFAS 158 requires the measurement date, which is the date at which the benefit obligation and plan assets are measured, to be a company’s fiscal year-end. This provision is effective for fiscal years ending after Dec. 15, 2008.

FIN 48, Accounting for Uncertainty in Income Taxes, clarifies accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An enterprise would be required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006. NOVA Chemicals has not yet determined the effect of adopting this standard.

NOVA Chemicals is currently evaluating the effects of adopting these Canadian and U.S. GAAP standards.

114   Notes to Consolidated Financial Statements